FILED PURSUANT TO
RULE 424  (B)  (3)
REGISTRATION NO:333-85848

WELLS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 4 DATED DECEMBER 10, 2002 TO THE PROSPECTUS
DATED JULY 26, 2002

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002, as supplemented and amended by Supplement No. 1 dated August 14, 2002, Supplement No. 2 dated August 29, 2002, and Supplement No. 3 dated October 25, 2002. When we refer to the “prospectus” in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	Status of the offering of shares in Wells Real Estate Investment Trust, Inc. (Wells REIT);

(2)	The declaration of dividends for the first quarter of 2003;

(3)	Revisions to the “Management – Executive Officers and Directors” section of the prospectus to describe the appointment of Randall D. Fretz as a Vice President of the Wells REIT;

(4)	Revisions to the “Description of Real Estate Investments” section of the prospectus to describe the following real property acquisitions;

(A)	Acquisition of two nine-story office buildings in Washington, DC (NASA Buildings);

(B)	Acquisition of three three-story office buildings in Glen Allen, Virginia (Capital One Richmond Buildings); and

(C)	Acquisition of an 11-story office building in Nashville, Tennessee (Caterpillar Nashville Building);

(5)	Status of Real Estate Loans;

(6)	Revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus;

(7)	Status of the leasing of the Vertex Sarasota Building (formerly known as the Arthur Andersen Building);

(8)	Unaudited financial statements of the Wells REIT for the period ended September 30, 2002;

(9)	Audited financial statements relating to the recently acquired NASA Buildings and the Caterpillar Nashville Building; and

(10)	Unaudited pro forma financial statements of the Wells REIT reflecting the acquisition of the NASA Buildings, the Caterpillar Nashville Building and the Capital One Richmond Buildings.

Status of the Offering

We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 19, 1999. We received approximately $132,181,919 in gross offering proceeds from the sale of 13,218,192 shares in our initial public offering. We commenced our second offering of common stock on December 20, 1999. Our second public offering was terminated on December 19, 2000. We received approximately $175,229,193 in gross offering proceeds from the sale of 17,522,919 shares in our second public offering. We commenced our third public offering of common stock on December 20, 2000. Our third public offering was terminated on July 26, 2002. We received approximately $1,282,976,865 in gross offering proceeds from the sale of 128,297,687 shares in our third public offering.

Pursuant to the prospectus, we commenced our fourth public offering of common stock on July 26, 2002. As of November 30, 2002, we had received additional gross proceeds of approximately $448,615,344 from the sale of approximately 44,861,534 shares in our fourth public offering. Accordingly, as of November 30, 2002, we had received aggregate gross offering proceeds of approximately $2,039,003,318 from the sale of approximately 203,900,332 shares in all of our public offerings. After payment of $70,676,832 in acquisition and advisory fees and acquisition expenses, payment of $226,160,588 in selling commissions and organization and offering expenses, and common stock redemptions of $19,665,247 pursuant to our share redemption program, as of November 30, 2002, we had raised aggregate net offering proceeds available for investment in properties of $1,722,500,651, out of which $1,668,713,333 had been invested in real estate properties, and $53,787,318 remained available for investment in real estate properties.

Dividends

On December 4, 2002, our board of directors declared dividends for the first quarter of 2003 in the amount of a 7.0% annualized percentage rate return on an investment of $10.00 per share to be paid in March 2003. Our first quarter dividends are calculated on a daily record basis of $0.00 1944 (0. 1944 cents) per day per share on the outstanding shares of common stock payable to stockholders of record of such shares as shown on the books of the Wells REIT at the close of business on each day during the period, commencing on December 16, 2002, and continuing on each day thereafter through and including March 15, 2003.

Management

The following information should be read in conjunction with the “Management – Executive Officers and Directors” section beginning on page 31 of the prospectus to include background information on Randall D. Fretz. On December 4, 2002, our board of directors appointed Randall D. Fretz as a Vice President of the Wells REIT.

Randall D. Fretz is also a Vice President of Wells Capital, Inc. (Wells Capital), our advisor, and the Chief of Staff and a Senior Vice President of Wells Real Estate Funds, Inc. Mr. Fretz is primarily responsible for corporate strategy and planning and advising and coordinating the executive officers of Wells Capital on corporate matters and special projects. Prior to joining Wells Capital in 2002, Mr. Fretz served as President of US & Canada operations for Larson-Juhl, a world leader in custom art and picture-framing home decor. Mr. Fretz was previously the Division Director at Bausch & Lomb and also held various senior positions at Tandem International and Lever Brothers. Mr. Fretz holds a bachelor degree in each of Sociology and Physical Education from McMaster University in Hamilton, Ontario. He also earned an MBA from the Ivy School of Business in London, Ontario.

Description of Properties

As of December 10, 2002, we had purchased interests in 70 real estate properties located in 23 states. Below are the descriptions of our recent real property acquisitions.

NASA Buildings

On November 22, 2002, Wells REIT-Independence Square, LLC (REIT-Independence), a single member Georgia limited liability company wholly-owned by the Wells REIT, purchased two nine-story office buildings containing an aggregate of approximately 948,800 rentable square feet located in Washington, D.C. (NASA Buildings) for a purchase price of $345,000,000, plus closing costs from Southwest Market Limited Partnership (Southwest). In order to finance the acquisition of the NASA Buildings, the Wells REIT obtained $85,000,000 in loan proceeds by having Wells OP draw down on its existing line of credit with Bank of America (BOA). Southwest is not in any way affiliated with the Wells REIT, REIT-Independence, or our advisor, Wells Capital.

The NASA Buildings, consisting of a nine-story office building containing approximately 347,796 rentable square feet (One Independence Square) and a nine-story office building containing approximately 601,017 rentable square feet (Two Independence Square), were built in 1991 and 1992 and are located on a 3.58-acre tract of land at One & Two Independence Square on E. Street in Washington, D.C.

The primary tenant in One Independence Square is the Office of the Comptroller of the Currency, an agency of the United States Government (OCC). Approximately 341,520 of the rentable square feet in the NASA Buildings (36.0%) is currently leased to the OCC. The OCC charters and regulates all national banks. It also supervises the federal branches and agencies of foreign banks. The OCC’s nationwide staff of examiners conducts on-site reviews of national banks and provides sustained supervision of bank operations. The OCC issues rules, legal interpretations, and corporate decisions concerning banking, bank investments, bank community development activities, and other aspects of bank operations.

The OCC lease, which encompasses 341,520 rentable square feet (98.2%) in One Independence Square, commenced in May 1991 and expires in May 2006. Under the OCC Lease, operating and maintenance costs are the responsibility of the landlord, but the tenant is required to pay, as additional rent, its share of increases in real estate taxes and changes in costs from the first lease year for various operating expenses including cleaning services, electricity, heating, water, air conditioning and landscaping. The current annual base rent payable under the OCC lease is $12,159,948, which includes approximately $1,000,000 per year for the parking facility. The OCC, at its option, has the right to extend the initial term of its lease for two additional five-year periods. The annual rental rate for the first five-year period is 95% of the then-current market rental rate. The annual rental rate for the second five-year period is 90% of the then-current market rental rate.

The primary tenant in Two Independence Square is the National Aeronautics and Space Administration (NASA). Approximately 590,689 of the rentable square feet in the NASA Buildings (62.3%) is currently leased to the United States of America (U.S.A.) through the U.S. General Services Administration (GSA) for occupancy by NASA. The GSA is a centralized federal procurement and property management agency which acquires office space, equipment, telecommunications, information technology, supplies and services for federal agencies such as NASA. NASA, which was created in 1958, is the federal agency which runs the United States government’s space program, including the space shuttle program and the launching of unmanned satellites and probes to explore the solar system.

The NASA lease, which encompasses 590,689 rentable square feet (98.3%) in Two Independence Square, commenced in July 1992 and expires in July 2012. Under the terms of the NASA lease, operating and maintenance costs are the responsibility of the landlord but, in order to compensate the landlord for the tenant’s share of increases in the operating and maintenance costs of the building, the tenant is required to pay annual rental increases computed by increasing the base year’s operating costs of Two Independence Square by the percentage change in the Cost of Living Index each year.

The current annual base rent payable under the NASA lease is $21,534,124. The U.S.A., at its option, has the right to extend the initial term of its lease for one additional ten-year period at an annual rental rate of $31,255,936.

Approximately 14,920 of the remaining aggregate rentable square feet in the NASA Buildings (1.6%) is currently leased to four additional tenants, which account for current annual base rents payable of $121,686, and 1,684 rentable square feet of the NASA Buildings (0.1%) is currently vacant. REIT-Independence will be responsible for maintaining and repairing the NASA Buildings’ roof, foundations, common areas, electrical systems and mechanical systems.

Both the OCC lease and the NASA lease include provisions that require the landlord and the property manager to comply with various employment related practices and various other laws typically required in leases with government entities. Although we believe that the Wells REIT and REIT-Independence should be deemed exempt from these requirements, if a determination were made that these or other affiliated entities violated these lease provisions, the tenants have the right under the OCC lease and the NASA lease to terminate the lease or to require compliance by the appropriate entities.

Boston Properties, Inc., an affiliate of the seller, is serving as the property manager of the NASA Buildings. Boston Properties, Inc. is not in any way affiliated with the Wells REIT, REIT-Independence or our advisor.

Capital One Richmond Buildings

On November 26, 2002, Wells Operating Partnership, L.P. (Wells OP), a Delaware limited partnership formed to acquire, own, lease and operate real properties on behalf of the Wells REIT, purchased two three-story office buildings from Highwoods Realty Limited Partnership (Highwoods Realty) and one three-story office building from Highwoods/Florida Holdings, L.P. (Highwoods Florida) located on a 15.25 acre tract of land in Glen Allen, Virginia (Capital One Richmond Buildings) for an aggregate purchase price of $28,509,000, plus closing costs. In order to finance the acquisition of the Capital One Richmond Buildings, Wells OP obtained approximately $28,670,000 in loan proceeds by drawing down on an existing line of credit with SouthTrust Bank (SouthTrust). Neither Highwoods Realty nor Highwoods Florida is in any way affiliated with the Wells REIT, Wells OP or our advisor.

The Capital One Richmond Buildings contain an aggregate of 225,220 rentable square feet and were completed in 1999. The Capital One Richmond Buildings are located at 100, 120 & 140 Eastshore Drive in Glen Allen, Henrico County, Virginia. Each of the Capital One Richmond Buildings is leased entirely to Capital One Services, Inc. (Capital One), under separate net lease agreements (i.e., operating costs and maintenance costs are paid by the tenant).

Capital One, a wholly-owned subsidiary of Capital One Financial Corporation (Capital One Financial), provides various operating, administrative and other services to Capital One Financial. Capital One Financial’s primary focus is on credit card lending, but it also engages in unsecured installment lending and automobile financing.

The Capital One Richmond I Building contains 68,500 rentable square feet. The Capital One Richmond I lease commenced in March 2000 and expires in March 2010. The current annual base rent payable for the Capital One Richmond I lease is $786,573. The annual base rent increases each lease year by two percent. Capital One, at its option, has the right to extend the initial term of its lease for three additional five-year periods. The annual rent for each year of each extended term will continue to increase by two percent as described for the initial term.

The Capital One Richmond II Building contains 77,045 rentable square feet. The Capital One Richmond II lease commenced in June 1999 and expires in May 2004. The current annual base rent payable for the Capital One Richmond II lease is $940,249. The annual base rent increases each lease year by two percent. Capital One, at its option, has the right to extend the initial term of its lease for two additional five-year periods. The annual rent for each year of each extended term will continue to increase by two percent as described for the initial term.

The Capital One Richmond III Building contains 79,675 rentable square feet. The Capital One Richmond III lease commenced in February 2000 and expires in February 2010. The current annual base rent payable for the Capital One Richmond III lease is $912,822. The annual base rent increases each lease year by two percent. Capital One, at its option, has the right to extend the initial term of its lease for three additional five-year periods. The annual rent for each year of each extended term will continue to increase by two percent as described for the initial term.

Wells OP, as the landlord, will be responsible for maintaining the roof, foundation, exterior walls, and mechanical and electrical systems of the Capital One Richmond Buildings. In addition, Capital One has a right of first refusal to purchase one or all of the Capital One Richmond Buildings upon Wells OP receiving an offer from any third party.

Highwoods Properties, Inc. (Highwoods), an affiliate of Highwoods Realty, Highwoods Florida and the seller of the Caterpillar Nashville Building (described below), has provided a guarantee of each of the leases for the Capital One Richmond Buildings. Highwoods has guaranteed the leases for the Capital One Richmond I Building and the Capital One Richmond III Building for the first five years of ownership by Wells OP. Highwoods has also guaranteed the lease for the Capital One Richmond II Building for the remainder of the current lease term and for any shortfall in rental income from May 2004 until November 2007 following the expiration of the current lease for the Capital One Richmond II Building. In addition, if the Capital One Richmond II lease expires or is terminated at any time prior to November 2007 and Highwoods provides Wells OP with a suitable replacement tenant which Wells OP declines, Highwoods has the right to repurchase the Capital One Richmond II Building at a purchase price of $10,126,590. This repurchase right expires if Highwoods fails to exercise such right within 30 days of Wells OP declining a suitable tenant. Further, in the event that Highwoods exercises its right to repurchase, Wells OP, at its option, may rescind the Highwoods right to repurchase within ten days of such exercise, provided that the act of rescinding the repurchase right will release Highwoods from its rental income guaranty with respect to the Capital One Richmond II Building. Highwoods, a public company traded on the New York Stock Exchange, is a self-administered real estate investment trust that provides leasing, management, development, construction and other tenant-related services for its properties and for third parties. Highwoods reported a net worth, as of September 30, 2002, of approximately $1.57 billion. Highwoods is not in any way affiliated with the Wells REIT, Wells OP or our advisor.

Wells Management Company, Inc. (Wells Management), an affiliate of the Wells REIT and our advisor, will be paid management and leasing fees in the amount of up to 4.5% of gross revenues from the Capital One Richmond Buildings, subject to certain limitations. Wells OP has entered into five-year management agreements with Highwoods Realty, an affiliate of the sellers, to serve as the on-site property manager for each of the Capital One Richmond Buildings, which property management fees will be paid out of or credited against the 4.5% fee payable to Wells Management.

Caterpillar Nashville Building

On November 26, 2002, Wells OP purchased all of the membership interests in 2120 West End Avenue, LLC, a Delaware limited liability company, which owned an 11-story office building located in Nashville, Tennessee (Caterpillar Nashville Building) for a purchase price of $61,525,000, plus closing costs, from Highwoods/Tennessee Holdings, L.P. (Highwoods Tennessee). In order to finance the acquisition of the Caterpillar Nashville Building, Wells OP obtained $25,000,000 in loan proceeds by drawing down on an existing line of credit with BOA and approximately $33,560,000 in loan proceeds by drawing down on an existing line of credit with SouthTrust. Subsequent to this acquisition, Wells OP dissolved 2120 West End Avenue, LLC and became the direct owner of the Caterpillar Nashville Building. Highwoods Tennessee is not in any way affiliated with the Wells REIT, Wells OP or our advisor.

The Caterpillar Nashville Building, which is leased to Caterpillar Financial Services Corporation (Caterpillar), Thoughtworks, LLC (Thoughtworks) and Highwoods, contains 312,297 rentable square feet and was completed in 2000. The Caterpillar Nashville Building is located at 2120 West End Avenue in Nashville, Davidson County, Tennessee.

Caterpillar, as the primary tenant, occupies 300,901 rentable square feet (96.4%) of the Caterpillar Nashville Building. Caterpillar is a wholly owned subsidiary of Caterpillar, Inc. Caterpillar offers financing alternatives for various products manufactured by Caterpillar, Inc. and provides loans to customers and dealers of Caterpillar, Inc. products around the world. Caterpillar, Inc. is the one of the world’s largest manufacturers of construction and mining equipment, natural gas and diesel engines, and industrial gas turbines. Caterpillar, which offers a wide variety of financial alternatives for purchasers of Caterpillar, Inc.’s equipment, has locations in over 26 countries worldwide.

The Caterpillar lease commenced in March 2000 and expires in February 2015. The current annual base rent payable under the Caterpillar lease is $7,384,110. Caterpillar may terminate the Caterpillar lease after the 10th lease year (2010) by paying a termination fee to Wells OP of $7,644,682.

Caterpillar has a right of first refusal to lease the space currently occupied by Thoughtworks and Highwoods if either terminates its lease. In addition, Caterpillar has expansion rights which it may exercise prior to the fourth and eighth lease years. Caterpillar, at its option, has the right to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate. Under the Caterpillar lease, operating and maintenance costs are the responsibility of the landlord, but Caterpillar is responsible for increases in operating costs, provided that its obligation to pay increases in expenses other than insurance, taxes and utilities is capped at 4.5% annually. Further, under its lease Caterpillar is required to reimburse the landlord management fees up to 4% of annual gross rental receipts. Wells OP, as the landlord, will be responsible for maintaining the roof, foundation, exterior walls, interior structural walls, parking facilities and mechanical and electrical systems of the Caterpillar Nashville Building.

Thoughtworks is a privately held company that provides custom application development and advanced system integration services in the e-commerce industry. The Thoughtworks lease covers 6,400 rentable square feet (2.0%) and commenced in May 2000 and expires in May 2005. The current annual base rent payable under the Thoughtworks lease is $162,944.

The Highwoods lease covers 4,996 rentable square feet (1.6%) and commenced in October 2000 and expires in September 2005. The current annual base rent payable under the Highwoods lease is $129,946.

Wells Management, an affiliate of Wells REIT and our advisor, will be paid management and leasing fees in the amount of up to 4.5% of gross revenues from the Caterpillar Nashville Building, subject to certain limitations. Wells OP has entered into a 10-year management agreement with Highwoods Realty, an affiliate of the sellers of the Capital One Richmond Buildings and the Caterpillar Nashville Building, to serve as the property manager of the Caterpillar Nashville Building which property management fees will be paid out of or credited against the 4.5% fee payable to Wells Management.

Real Estate Loans

In November, 2002, Wells OP increased its existing line of credit with BOA to $110 million. In addition, Wells OP is currently in the process of increasing its existing line of credit with SouthTrust to approximately $98 million. As described above, Wells OP drew down on existing lines of credit with BOA and SouthTrust an aggregate approximately $172,230,000 to finance the acquisitions of the NASA Buildings, the Capital One Richmond Buildings and the Caterpillar Nashville Building. As of November 30, 2002, the outstanding principal balance due under the BOA line of credit was approximately $110,000,000, the outstanding principal balance due under the SouthTrust line of credit was approximately $72,000,000, and the Wells REIT had a debt leverage ratio of approximately 11.5% to the value of its properties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section beginning on page 101 of the prospectus, as supplemented by Supplement No. 1 dated August 14, 2002, Supplement No. 2 dated August 29, 2002 and Supplement No. 3 dated October 25, 2002.

Forward Looking Statements

This supplement contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, including discussion and analysis of our financial condition, anticipated capital expenditures required to complete certain projects, amounts of anticipated cash distributions to shareholders in the future and certain other matters. Readers of this supplement should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this supplement, which include changes in general economic conditions, changes in real estate conditions, construction costs which may exceed estimates, construction delays, increases in interest rates, lease-up risks, inability to obtain new tenants upon the expiration of existing leases, inability to invest in properties on a timely basis or in properties that will provide targeted rates of return and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

We have made an election under Section 856 (c) of the Internal Revenue Code (Internal Revenue Code) to be taxed as a REIT under the Internal Revenue Code beginning with its taxable year ended December 31, 1999. As a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is lost. Such an event could materially adversely affect our net income. However, management believes that we are organized and operate in a manner which will enable us to qualify for treatment as a REIT for federal income tax purposes during this fiscal year. In addition, management intends to continue to operate the Wells REIT so as to remain qualified as a REIT for federal income tax purposes.

Liquidity and Capital Resources

During the nine months ended September 30, 2002, we received aggregate gross offering proceeds of $988.5 million from the sale of 98.8 million shares of our common stock. After payment of $34.8 million in acquisition and advisory fees and acquisition expenses, payment of $104.3 million in selling commissions and organization and offering expenses, and common stock redemptions of $11.6 million pursuant to our share redemption program, we raised net offering proceeds of $837.8 million during the first three quarters of 2002, of which $144.5 million remained available for investment in properties at quarter end. In October, we reached our limit on stock redemptions for the year and, accordingly, there will be no further stock redemptions under our stock redemption program for the remainder of 2002.

During the nine months ended September 30, 2001, we received aggregate gross offering proceeds of $297.8 million from the sale of 29.8 million shares of its common stock. After payment of $10.3 million in acquisition and advisory fees and acquisition expenses, payment of $35.6 million in selling commissions and organizational and offering expenses, and common stock redemptions of $2.1 million pursuant to our share redemption program, we raised net offering proceeds of $249.8 million during the first three quarters of 2001, of which $8.7 million remained available for investment in properties at quarter end.

The significant increase in capital resources we have available is due to significantly increased sales of our common stock during the first three quarters of 2002.

As of September 30, 2002, we owned interests in 67 real estate properties either directly or through interests in joint ventures. Dividends declared for the third quarter of 2002 and 2001 were approximately $0.1938 and $0.1875 per share, respectively. In August 2002, our board of directors declared dividends for the fourth quarter of 2002 in the amount of approximately $0.175 per share.

Due primarily to the pace of our property acquisitions, as explained in more detail in the following paragraphs, dividends paid in the first three quarters of 2002 in the aggregate amount of approximately $71.4 million exceeded our Adjusted Funds From Operations for this period by approximately $11 million.

We continue to acquire properties that meet our standards of quality both in terms of the real estate and the creditworthiness of the tenants. Creditworthy tenants of the type we target are becoming more and more highly valued in the marketplace and, accordingly, there is increased competition in acquiring properties with these creditworthy tenants. As a result, the purchase prices for such properties have increased with corresponding reductions in cap rates and returns on investment. In addition, changes in market conditions have caused us to add to our internal procedures for ensuring the creditworthiness of our tenants before any commitment to buy a property is made. We continue to remain steadfast in our commitment to invest in quality properties that will produce quality income for our shareholders. Accordingly, because the marketplace is now placing a higher value on our type of properties and because of the additional time it now takes in the acquisition process for us to assess tenant credit – plus our commitment to adhere to purchasing properties with tenants that meet our investment criteria – we were required to lower our dividend yield to investors.

As a result of the factors described in the preceding paragraph, on August 29, 2002, our board of directors declared dividends for the fourth quarter of 2002 in an amount equal to a 7.0% annualized percentage rate return on an investment of $10 per share to be paid in December 2002. Our fourth quarter dividends are calculated on a daily record basis of $0.001923 (0.1923 cents) per day per share on the outstanding shares of common stock payable to shareholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on September 16, 2002, and continuing on each day thereafter through and including December 15, 2002.

Cash Flows From Operating Activities

Our net cash provided by operating activities was $68.2 million and $26.5 million for the nine months ended September 30, 2002 and 2001, respectively. The increase in net cash provided by operating activities was due primarily to the net income generated by additional properties acquired during 2002 and 2001.

Cash Flows Used In Investing Activities

Our net cash used in investing activities was $826.9 million and $155.7 million for the nine months ended September 30, 2002 and 2001, respectively. The increase in net cash used in investing activities was due primarily to investments in properties and the payment of related deferred project costs, partially offset by distributions received from joint ventures.

Cash Flows From Financing Activities

Our net cash provided by financing activities was $827.1 million and $136.1 million for the nine months ended September 30, 2002 and 2001, respectively. The increase in net cash provided by financing activities was due primarily to the raising of additional capital and the lack of debt payments, which were $208.1 million in the prior year. We raised $988.5 million in offering proceeds for the nine months ended September 30, 2002, as compared to $297.8 million for the same period in 2001. Additionally, we paid dividends totaling $23.5 million in the first three quarters of 2001 compared to $71.4 million in the same period of 2002.

Results of Operations

Gross revenues were $74.5 million and $34.1 million for the nine months ended September 30, 2002 and 2001, respectively. Gross revenues for the nine months ended September 30, 2002 and 2001 were attributable to rental income, interest income earned on funds we held prior to the investment in properties, and income earned from joint ventures. The increase in revenues in 2002 was primarily attributable to the purchase of $805.5 million in additional properties during 2002 and the purchase of $114.1 million in additional properties during the fourth quarter of 2001 which were not owned for the first three quarters of 2001. The purchase of additional properties also resulted in an increase in expenses, which totaled $34.7 million for the nine months ended September 30, 2002, as compared to $19.6 million for the nine months ended September 30, 2001. Expenses in 2002 and 2001 consisted primarily of depreciation, operating costs, interest expense, management and leasing fees and general and administrative costs. As a result, our net income also increased from $14.4 million for the nine months ended September 30, 2001 to $39.8 million for the nine months ended September 30, 2002.

Earnings per share for the nine months ended September 30, 2002 decreased from $0.33 per share for the nine months ended September 30, 2001 to $0.31 per share for the nine months ended September 30, 2002. Earnings per share for the third quarter decreased from $0.11 per share for the three months ended September 30, 2001 to $0.09 per share for the three months ended September 30, 2002. These decreases were primarily due to the substantial increase in the number of shares outstanding as a result of capital raised in 2002 which was not completely matched by a corresponding increase in net income because such capital proceeds were not fully invested in properties.

Funds From Operations

Funds From Operations (FFO), as defined by the National Association of Real Estate Investment Trusts (NAREIT), generally means net income, computed in accordance with GAAP excluding extraordinary items (as defined by GAAP) and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures and subsidiaries. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT. However, our calculation of FFO, while consistent with NAREIT’s definition, may not be comparable to similarly titled measures presented by other REITs. Adjusted Funds From Operations (AFFO) is defined as FFO adjusted to exclude the effects of straight-line rent adjustments, deferred loan cost amortization and other non-cash and/or unusual items. Neither FFO nor AFFO represent cash generated from operating activities in accordance with GAAP and should not be considered as alternatives to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions. The following table reflects the calculation of FFO and AFFO for the three and nine months ended September 30, 2002 and 2001, respectively:

	Three Months Ended (in thousands)		Nine Months Ended (in thousands)
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
FUNDS FROM OPERATIONS:
Net income	$15,285	$6,109	$39,821	$14,423
Add:
Depreciation	10,282	3,947	23,185	10,341
Amortization of deferred leasing costs	78	76	229	228
Depreciation and amortization—unconsolidated partnerships	708	647	2,115	1,561

Funds from operations (FFO)	26,353	10,779	65,350	26,553
Adjustments:
Loan cost amortization	162	237	587	529
Straight line rent	(2,146)	(708)	(5,312)	(1,930)
Straight line rent—unconsolidated Partnerships	(27)	(100)	(229)	(233)
Lease acquisitions fees paid—unconsolidated partnerships	—	—	—	(8)

Adjusted funds from operations	$24,342	$10,208	$60,396	$24,911

BASIC AND DILUTED WEIGHTED AVERAGE SHARES	163,395	54,112	128,541	43,726

Inflation

The real estate market has not been affected significantly by inflation in the past three years due to the relatively low inflation rate. However, there are provisions in the majority of tenant leases that are intended to protect us from the impact of inflation. These provisions include reimbursement billings for common area maintenance charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance.

Critical Accounting Policies

We reported results of operations are impacted by management judgments related to application of accounting policies. A discussion of the accounting policies that management considers to be critical, in that they may require complex judgment in their application or require estimates about matters which are inherently uncertain, is included in Footnote 1 to the financial statements.

Subsequent Events

Effective October 31, 2002, Arthur Andersen LLP (Andersen) and Wells OP entered into a termination agreement with respect to the lease for the three-story office building containing 157,700 rentable square feet located in Sarasota, Florida formerly known as the Arthur Andersen Building. In consideration for releasing Andersen from its obligation to pay rent under the lease, Andersen paid Wells OP a termination fee of $979,760 and conveyed to Wells OP an approximately 1.3 acre tract of land adjacent to the property which was used for parking.

Status of the leasing of the Vertex Sarasota Building (formerly the Arthur Andersen Building)

As set forth in the “Subsequent Events” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this supplement, effective October 31, 2002, Andersen and Wells OP entered into a termination agreement with respect to the lease for the three-story office building containing 157,700 rentable square feet located in Sarasota, Florida, formerly known as the Arthur Andersen Building (Vertex Sarasota Building). On November 1, 2002, Wells OP entered into a net lease agreement with Vertex Tax Technology Enterprises, LLC (Vertex) for a portion of the Vertex Sarasota Building.

Approximately 47,388 rentable square feet of the Vertex Sarasota Building is currently under a net lease agreement with Vertex. The current term of the lease is seven years, which commenced on November 1, 2002 and expires on October 31, 2009. The current annual base rent payable under the Vertex lease is $621,257. Pursuant to the Vertex lease, Vertex has a right of first refusal to lease an additional 5,695 square feet of rentable space in the third floor of the building. Wells OP, as the landlord, will be responsible for maintaining the building’s exterior walls, HVAC system, plumbing, elevators, fire protection, other mechanical systems, public areas, including parking lot, building structure, foundation and roof.

Vertex, a wholly owned subsidiary of Vertex, Inc., is a successor company of Andersen’s corporate income tax technology solutions division. The Vertex lease is guaranteed by Vertex, Inc, which is a privately held company providing corporate customers with tax compliance software and research services for sales and use tax, property tax, payroll tax, telecommunications tax, and income tax.

Financial Statements

Audited Financial Statements

The statements of revenues over certain operating expenses of the NASA Buildings and the Caterpillar Nashville Building for the year ended December 31, 2001, which are included in this supplement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Unaudited Financial Statements

The financial statements of the Wells REIT, as of September 30, 2002, and for the three and nine month periods ended September 30, 2002 and September 30, 2001, which are included in this supplement, have not been audited.

The statements of revenues over certain operating expenses of the NASA Buildings and the Caterpillar Nashville Building for the nine months ended September 30, 2002, which are included in this supplement, have not been audited.

The pro forma balance sheet of the Wells REIT, as of September 30, 2002, the pro forma statement of income for the year ended December 31, 2001, and the pro forma statement of income for the nine months ended September 30, 2002, which are included in this supplement, have not been audited.

INDEX TO FINANCIAL STATEMENTS

Wells Real Estate Investment Trust, Inc. and Subsidiary	Page

Unaudited Financial Statements

Consolidated Balance Sheets as of September 30, 2002 (unaudited) and December 31, 2001	13

Consolidated Statements of Income for the three months ended September 30, 2002 and September 30, 2001(unaudited), and for the nine months ended September 30, 2002 and September 30, 2001 (unaudited)	14

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2001 and for the nine months ended September 30, 2002 (unaudited)	15

Consolidated Statements of Cash Flows for the nine months ended September 30, 2002 and September 30, 2001 (unaudited)	16

Condensed Notes to Consolidated Financial Statements September 30, 2002 (unaudited)	17

NASA Buildings

Report of Independent Auditors	34

Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2001 (audited) and for the nine months ended September 30, 2002 (unaudited)	35

Notes to Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2001 (audited) and for the nine months ended September 30, 2002 (unaudited)	36

Caterpillar Nashville Building

Report of Independent Auditors	38

Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2001 (audited) and for the nine months ended September 30, 2002 (unaudited)	39

Notes to Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2001 (audited) and for the nine months ended September 30, 2002 (unaudited)	40

Wells Real Estate Investment Trust, Inc. and Subsidiary

Unaudited Pro Forma Financial Statements

Summary of Unaudited Pro Forma Financial Statements	42

Pro Forma Balance Sheet as of September 30, 2002 (unaudited)	43

Pro Forma Statement of Income for the year ended December 31, 2001 (unaudited)	45

Pro Forma Statement of Income for the nine months ended September 30, 2002 (unaudited)	46

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	September 30, 2002	December 31, 2001
	(unaudited)
ASSETS
REAL ESTATE, at cost:
Land	$164,191	$86,247
Building and improvements, less accumulated depreciation of $48,000 in 2002 and $24,814 in 2001	1,171,793	472,383
Construction in progress	28,500	5,739

Total real estate	1,364,484	564,369
INVESTMENT IN JOINT VENTURES	75,388	77,410
CASH AND CASH EQUIVALENTS	143,912	75,586
INVESTMENT IN BONDS	54,500	22,000
STRAIGHT-LINE RENT RECEIVABLE	10,632	5,362
ACCOUNTS RECEIVABLE	1,387	641
NOTE RECEIVABLE	4,966	0
DEFERRED LEASE ACQUISITION COSTS, net	1,713	1,525
DEFERRED PROJECT COSTS	5,963	2,977
DUE FROM AFFILIATES	2,185	1,693
DEFERRED OFFERING COSTS	3,537	0
PREPAID EXPENSES AND OTHER ASSETS, net	2,597	718

Total assets	$1,671,264	$752,281

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Notes payable	$35,829	$8,124
Obligations under capital leases	54,500	22,000
Accounts payable and accrued expenses	17,539	8,727
Dividends payable	10,209	1,059
Deferred rental income	7,894	662
Due to affiliates	4,380	2,166

Total liabilities	130,351	42,738

MINORITY INTEREST OF UNIT HOLDER IN OPERATING PARTNERSHIP	200	200

SHAREHOLDERS’ EQUITY:
Common shares, $.01 par value; 750,000 shares authorized, 182,609 shares issued and 180,892 outstanding at September 30, 2002, and 350,000 shares authorized, 83,761 shares issued and 83,206 shares outstanding at December 31, 2001	1,826	838
Additional paid-in capital	1,621,376	738,236
Cumulative distributions in excess of earnings	(64,907)	(24,181)
Treasury stock, at cost, 1,717 shares at September 30, 2002 and 555 shares at December 31, 2001	(17,167)	(5,550)
Other comprehensive loss	(415)	0

Total shareholders’ equity	1,540,713	709,343

Total liabilities and shareholders’ equity	$1,671,264	$752,281

See accompanying condensed notes to financial statements.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(unaudited and in thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2002	September 30, 2001	September 30 2002	September 30 2001
REVENUES:
Rental income	$27,549	$11,317	$66,121	$31,028
Equity in income of joint ventures	1,259	1,102	3,738	2,622
Interest income	1,899	89	4,547	281
Take out fee	1	0	135	138

	30,708	12,508	74,541	34,069

EXPENSES:
Depreciation	10,282	3,947	23,185	10,341
Operating costs, net of reimbursements	2,191	1,294	4,255	3,168
Management and leasing fees	1,445	632	3,348	1,750
Administrative costs	745	141	1,867	901
Interest expense	598	148	1,478	2,957
Amortization of deferred financing costs	162	237	587	529

	15,423	6,399	34,720	19,646

NET INCOME	$15,285	$6,109	$39,821	$14,423

BASIC AND DILUTED EARNINGS PER SHARE	$0.09	$0.11	$0.31	$0.33

BASIC AND DILUTED WEIGHTED AVERAGE SHARES	163,395	54,112	128,541	43,726

See accompanying condensed notes to financial statements.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

(in thousands except per share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Other Comprehensive Income	Total Shareholders’ Equity
BALANCE, December 31, 2000	31,510	$315	$275,573	$(9,134)	$0	(141)	$(1,413)	$0	$265,341
Issuance of common stock	52,251	523	521,994	0	0	0	0	0	522,517
Treasury stock purchased	0	0	0	0	0	(414)	(4,137)	0	(4,137)
Net income	0	0	0	0	21,724	0	0	0	21,724
Dividends ($.76 per share)	0	0	0	(15,047)	(21,724)	0	0	0	(36,771)
Sales commissions and discounts	0	0	(49,246)	0	0	0	0	0	(49,246)
Other offering expenses	0	0	(10,085)	0	0	0	0	0	(10,085)

BALANCE, December 31, 2001	83,761	838	738,236	(24,181)	0	(555)	(5,550)	0	709,343
Issuance of common stock	98,848	988	987,482	0	0	0	0	0	988,470
Treasury stock purchased	0	0	0	0	0	(1,162)	(11,617)	0	(11,617)
Dividends ($.58 per share)	0	0	0	(40,726)	(39,821)	0	0	0	(80,547)
Sales commissions and discounts	0	0	(94,097)	0	0	0	0	0	(94,097)
Other offering expenses	0	0	(10,245)	0	0	0	0	0	(10,245)
Components of comprehensive income:
Net income	0	0	0	0	39,821	0	0	0	39,821
Gain/(loss) on interest rate swap	0	0	0	0	0	0	0	(415)	(415)

Comprehensive income									39,406

BALANCE, September 30, 2002 (unaudited)	182,609	$1,826	$1,621,376	$(64,907)	$0	(1,717)	$(17,167)	$(415)	$1,540,713

See accompanying condensed notes to financial statements.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited and in thousands)

	Nine Months Ended
	September 30, 2002	September 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$39,821	$14,423
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of joint ventures	(3,738)	(2,622)
Depreciation	23,185	10,341
Amortization of deferred financing costs	587	529
Amortization of deferred leasing costs	229	228
Bad debt expense	113	0
Changes in assets and liabilities:
Accounts receivable	(746)	(370)
Straight-line rent receivable	(5,382)	(1,949)
Due from affiliates	(35)	0
Deferred rental income	7,232	(381)
Accounts payable and accrued expenses	8,811	3,309
Prepaid expenses and other assets, net	(1,813)	3,211
Due to affiliates	(105)	(235)

Net cash provided by operating activities	68,159	26,484

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in real estate	(797,011)	(121,366)
Investment in joint ventures	0	(27,018)
Deferred project costs paid	(34,784)	(10,347)
Distributions received from joint ventures	5,301	3,027
Deferred lease acquisition costs paid	(400)	0

Net cash used in investing activities	(826,894)	(155,704)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	27,742	107,587
Repayment of note payable	(37)	(208,102)
Dividends paid	(71,397)	(23,502)
Issuance of common stock	988,470	297,775
Sales commissions paid	(94,097)	(28,086)
Offering costs paid	(10,937)	(7,481)
Treasury stock purchased	(11,617)	(2,137)
Deferred financing costs paid	(1,066)	0

Net cash provided by financing activities	827,061	136,054

NET INCREASE IN CASH AND CASH EQUIVALENTS	68,326	6,834
CASH AND CASH EQUIVALENTS, beginning of year	75,586	4,298

CASH AND CASH EQUIVALENTS, end of period	$143,912	$11,132

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
Deferred project costs applied to real estate assets	$31,271	$1,127

Deferred project costs applied to joint ventures	$0	$9,295

Deferred project costs due to affiliate	$587	$(498)

Interest rate swap	$(415)	$0

Increase (decrease) in deferred offering cost accrual	$3,537	$(1,291)

Assumption of obligations under capital lease	$32,500	$22,000

Investment in bonds	$32,500	$22,000

See accompanying condensed notes to financial statements.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARY

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

Wells Real Estate Investment Trust, Inc. (the “Company”) is a Maryland corporation formed on July 3, 1997, which qualifies as a real estate investment trust (“REIT”). Substantially all of the Company’s business is conducted through Wells Operating Partnership, L.P. (“Wells OP”), a Delaware limited partnership organized for the purpose of acquiring, developing, owning, operating, improving, leasing, and otherwise managing income producing commercial properties for investment purposes on behalf of the Company. The Company is the sole general partner of Wells OP.

On January 30, 1998, the Company commenced its initial public offering of up to 16.5 million shares of common stock at $10 per share pursuant to a Registration Statement on Form S-11 filed under the Securities Act of 1933. The Company commenced active operations on June 5, 1998. The Company terminated its initial public offering on December 19, 1999 at which time gross proceeds of approximately $132.2 million had been received from the sale of approximately 13.2 million shares. The Company commenced its second public offering of shares of common stock on December 20, 1999, which was terminated on December 19, 2000 after receipt of gross proceeds of approximately $175.2 million from the sale of approximately 17.5 million shares. The Company commenced its third public offering of shares of common stock on December 20, 2000, which terminated on July 26, 2002 after receipt of gross proceeds of approximately $1.3 billion from the sale of approximately 128.3 million shares. As of September 30, 2002, the Company has received gross proceeds of approximately $235.7 million from the sale of approximately 23.6 million shares from its fourth public offering. Accordingly, as of September 30, 2002, the Company has received aggregate gross offering proceeds of approximately $1.8 billion from the sale of 182.6 million shares of its common stock to investors. After payment of $63.3 million in acquisition and advisory fees and acquisition expenses, payment of $202.9 million in selling commissions and organization and offering expenses, capital contributions to joint ventures and acquisitions expenditures by Wells OP of $1.4 billion for property acquisitions, and common stock redemptions of $17.2 million pursuant to the Company’s share redemption program, the Company was holding net offering proceeds of $144.5 million available for investment in properties, as of September 30, 2002.

(b) Properties

As of September 30, 2002, the Company owned interests in 67 properties listed in the table below through its ownership in Wells OP.

Property Name	Tenant	Property Location	% Owned	Purchase Price		Square Feet	Annual Rent
Daimler Chrysler Dallas	Daimler Chrysler Services North America LLC	Westlake, TX	100%	$25,100,000		130,290		$3,189,499

Allstate Indianapolis	Allstate Insurance Company Holladay Property Services Midwest, Inc.	Indianapolis, IN	100%	$10,900,000		84,200 5,756	$ $	1,246,164 74,832

Intuit Dallas	Lacerte Software Corporation	Plano, TX	100%	$26,500,000		166,238		$2,461,985

EDS Des Moines	EDS Information Services LLC	Des Moines, IA	100%	$26,500,000		405,000		$2,389,500

Federal Express Colorado Springs	Federal Express Corporation	Colorado Springs, CO	100%	$26,000,000		155,808		$2,248,309

KeyBank Parsippany	KeyBank U.S.A., N.A. Gemini Technology Services	Parsippany, NJ	100%	$101,350,000		200,000 204,515	$ $	3,800,000 5,726,420

IRS Long Island	IRS Collection IRS Compliance IRS Daycare Facility	Holtsville, NY	100%	$50,975,000		128,000 50,949 12,100	$ $ $	5,029,380 1,663,200 486,799	(1)

AmeriCredit Phoenix	AmeriCredit Financial Services, Inc.	Chandler, AZ	100%	$24,700,000	(2)	153,494		$1,609,315	(3)

Harcourt Austin	Harcourt, Inc.	Austin, TX	100%	$39,000,000		195,230		$3,353,040

Nokia Dallas	Nokia, Inc. Nokia, Inc. Nokia, Inc.	Irving, TX	100%	$119,550,000		228,678 223,470 152,086	$ $ $	4,413,485 4,547,614 3,024,990

Kraft Atlanta	Kraft Foods North America, Inc. Perkin Elmer Instruments, LLC	Suwanee, GA	100%	$11,625,000		73,264 13,955	$ $	1,263,804 194,672

BMG Greenville	BMG Direct Marketing, Inc. BMG Music	Duncan, SC	100%	$26,900,000		473,398 313,380	$ $	1,394,156 763,600

Kerr-McGee	Kerr-McGee Oil & Gas Corporation	Houston, TX	100%	$15,760,000	(2)	100,000		$1,655,000	(3)

PacifiCare San Antonio	PacifiCare Health Systems, Inc.	San Antonio, TX	100%	$14,650,000		142,500		$1,471,700

ISS Atlanta	Internet Security Systems, Inc.	Atlanta, GA	100%	$40,500,000		238,600		$4,623,445

MFS Phoenix	Massachusetts Financial Services Company	Phoenix, AZ	100%	$25,800,000		148,605		$2,347,959

TRW Denver	TRW, Inc.	Aurora, CO	100%	$21,060,000		108,240		$2,870,709

Agilent Boston	Agilent Technologies, Inc.	Boxborough, MA	100%	$31,742,274		174,585		$3,578,993

Experian/TRW	Experian Information Solutions, Inc.	Allen, TX	100%	$35,150,000		292,700		$3,438,277

BellSouth Ft. Lauderdale	BellSouth Advertising and Publishing Corporation	Ft. Lauderdale, FL	100%	$6,850,000		47,400		$747,033

Agilent Atlanta	Agilent Technologies, Inc. Koninklijke Philips Electronics N.V.	Alpharetta, GA	100%	$15,100,000		66,811 34,396	$ $	1,344,905 704,430

Travelers Express Denver	Travelers Express Company, Inc.	Lakewood, CO	100%	$10,395,845		68,165		$1,012,250

Dana Kalamazoo	Dana Corporation	Kalamazoo, MI	100%	$41,950,000	(4)	147,004		$1,842,800

Dana Detroit	Dana Corporation	Farmington Hills, MI	100%	(see above	)(4)	112,480		$2,330,600

Novartis Atlanta	Novartis Opthalmics, Inc.	Duluth, GA	100%	$15,000,000		100,087		$1,426,240

Transocean Houston	Transocean Deepwater Offshore Drilling, Inc. Newpark Drilling Fluids, Inc.	Houston, TX	100%	$22,000,000		103,260 52,731	$ $	2,110,035 1,153,227

Arthur Andersen (5)	Arthur Andersen LLP	Sarasota, FL	100%	$21,400,000		157,700		$1,988,454

Windy Point I	TCI Great Lakes, Inc. The Apollo Group, Inc. Global Knowledge Network Various other tenants	Schaumburg, IL	100%	$32,225,000	(6)	129,157 28,322 22,028 8,884	$ $ $ $	2,067,204 477,226 393,776 160,000

Windy Point II	Zurich American Insurance	Schaumburg, IL	100%	$57,050,000	(6)	300,034		$5,244,594

Convergys	Convergys Customer Management Group, Inc.	Tamarac, FL	100%	$13,255,000		100,000		$1,248,192

ADIC	Advanced Digital Information Corporation	Parker, CO	68.2%	$12,954,213		148,204		$1,222,683

Lucent	Lucent Technologies, Inc.	Cary, NC	100%	$17,650,000		120,000		$1,800,000

Ingram Micro	Ingram Micro, L.P.	Millington, TN	100%	$21,050,000		701,819		$2,035,275

Nissan	Nissan Motor Acceptance Corporation	Irving, TX	100%	$42,259,000	(2)	268,290		$4,225,860	(3)

IKON	IKON Office Solutions, Inc.	Houston, TX	100%	$20,650,000		157,790		$2,015,767

State Street	SSB Realty, LLC	Quincy, MA	100%	$49,563,000		234,668		$6,922,706

AmeriCredit	AmeriCredit Financial Services Corporation	Orange Park, FL	68.2%	$12,500,000		85,000		$1,336,200

Comdata	Comdata Network, Inc.	Brentwood, TN	55.0%	$24,950,000		201,237		$2,458,638

Property Name	Tenant	Property Location	% Owned	Purchase Price	Square Feet	Annual Rent
AT&T Oklahoma	AT&T Corp. Jordan Associates, Inc.	Oklahoma City, OK	55.0%	$15,300,000	103,500 25,000	$ $	1,242,000 294,500

Metris Minnesota	Metris Direct, Inc.	Minnetonka, MN	100%	$52,800,000	300,633		$4,960,445

Stone & Webster	Stone & Webster, Inc. SYSCO Corporation	Houston, TX	100%	$44,970,000	206,048 106,516	$ $	4,533,056 2,130,320

Motorola Plainfield	Motorola, Inc.	S. Plainfield, NJ	100%	$33,648,156	236,710		$3,324,428

Quest	Quest Software, Inc.	Irvine, CA	15.8%	$7,193,000	65,006		$1,287,119

Delphi	Delphi Automotive Systems, LLC	Troy, MI	100%	$19,800,000	107,193		$1,955,524

Avnet	Avnet, Inc.	Tempe, AZ	100%	$13,250,000	132,070		$1,516,164

Siemens	Siemens Automotive Corp.	Troy, MI	56.8%	$14,265,000	77,054		$1,374,643

Motorola Tempe	Motorola, Inc.	Tempe, AZ	100%	$16,000,000	133,225		$2,054,329

ASML	ASM Lithography, Inc.	Tempe, AZ	100%	$17,355,000	95,133		$1,927,788

Dial	Dial Corporation	Scottsdale, AZ	100%	$14,250,000	129,689		$1,387,672

Metris Tulsa	Metris Direct, Inc.	Tulsa, OK	100%	$12,700,000	101,100		$1,187,925

Cinemark	Cinemark USA, Inc. The Coca-Cola Company	Plano, TX	100%	$21,800,000	65,521 52,587	$ $	1,366,491 1,354,184

Gartner	The Gartner Group, Inc.	Ft. Myers, FL	56.8%	$8,320,000	62,400		$830,656

Videojet Technologies Chicago	Videojet Technologies, Inc.	Wood Dale, IL	100%	$32,630,940	250,354		$3,376,746

Johnson Matthey	Johnson Matthey, Inc.	Wayne, PA	56.8%	$8,000,000	130,000		$854,748

Alstom Power Richmond (2)	Alstom Power, Inc.	Midlothian, VA	100%	$11,400,000	99,057		$1,244,501

Sprint	Sprint Communications Company, L.P.	Leawood, KS	56.8%	$9,500,000	68,900		$1,102,404

EYBL CarTex	EYBL CarTex, Inc.	Fountain Inn, SC	56.8%	$5,085,000	169,510		$550,908

Matsushita (2)	Matsushita Avionics Systems Corporation	Lake Forest, CA	100%	$18,431,206	144,906		$2,005,464

AT&T Pennsylvania	Pennsylvania Cellular Telephone Corp.	Harrisburg, PA	100%	$12,291,200	81,859		$1,442,116

PwC	PricewaterhouseCoopers, LLP	Tampa, FL	100%	$21,127,854	130,091		$2,093,382

Cort Furniture	Cort Furniture Rental Corporation	Fountain Valley, CA	44.0%	$6,400,000	52,000		$834,888

Fairchild	Fairchild Technologies U.S.A., Inc.	Fremont, CA	77.5%	$8,900,000	58,424		$920,144

Avaya	Avaya, Inc.	Oklahoma City, OK	3.7%	$5,504,276	57,186		$536,977

Iomega	Iomega Corporation	Ogden, UT	3.7%	$5,025,000	108,250		$659,868

Interlocken	ODS Technologies, L.P. and GAIAM, Inc.	Broomfield, CO	3.7%	$8,275,000	51,975		$1,070,515

Ohmeda	Ohmeda, Inc.	Louisville, CO	3.7%	$10,325,000	106,750		$1,004,520

Alstom Power Knoxville	Alstom Power, Inc.	Knoxville, TN	3.7%	$7,900,000	84,404		$1,106,520

(1)	Includes only the leased portion of this property.
(2)	Includes the actual costs incurred or estimated to be incurred by Wells OP to develop and construct the building in addition to the purchase price of the land.
(3)	Annual rent for AmeriCredit Phoenix, Kerr McGee and Nissan Property does not take effect until construction of the building is completed and the tenant is occupying the building.
(4)	Dana Kalamazoo and Dana Detroit were purchased for an aggregate purchase price of $41,950,000.
(5)
Subsequent to September 30, 2002, this building has been vacated by the tenant. See Footnote 10 and “Subsequent Events” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of this supplement.

(6)	Windy Point I and Windy Point II were purchased for an aggregate purchase price of $89,275,000.

Wells	OP owns interests in properties directly and through equity ownership in the following joint ventures:

Joint Venture	Joint Venture Partners	Properties Held by Joint Venture
Fund XIII-REIT Joint Venture	Wells Operating Partnership, L.P. Wells Real Estate Fund XIII, L.P.	AmeriCredit ADIC

Fund XII-REIT Joint Venture	Wells Operating Partnership, L.P. Wells Real Estate Fund XII, L.P.	Siemens AT&T Oklahoma Comdata

Fund XI-XII-REIT Joint Venture	Wells Operating Partnership, L.P. Wells Real Estate Fund XI, L.P. Wells Real Estate Fund XII, L.P.	EYBL CarTex Sprint Johnson Matthey Gartner

Fund IX-X-XI-REIT Joint Venture	Wells Operating Partnership, L.P. Wells Real Estate Fund IX, L.P. Wells Real Estate Fund X, L.P. Wells Real Estate Fund XI, L.P.	Alstom Power Knoxville Ohmeda Interlocken Avaya Iomega

Wells/Fremont Associates Joint Venture (the “Fremont Joint Venture”)	Wells Operating Partnership, L.P. Fund X-XI Joint Venture	Fairchild

Wells/Orange County Associates Joint Venture (the “Orange County Joint Venture”)	Wells Operating Partnership, L.P. Fund X-XI Joint Venture	Cort Furniture

Fund VIII-IX-REIT Joint Venture	Wells Operating Partnership, L.P. Fund VIII-IX Joint Venture	Quest

(c) Critical Accounting Policies

The Company’s accounting policies have been established in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied; thus, resulting in a different presentation of our financial statements. Below is a discussion of the accounting policies that we consider to be critical in that they may require complex judgment in their application or require estimates about matters which are inherently uncertain.

Revenue Recognition

The Company recognizes rental income generated from all leases on real estate assets in which the Company has an ownership interest, either directly or through investments in joint ventures, on a straight-line basis over the terms of the respective leases. If a tenant was to encounter financial difficulties in future periods, the amount recorded as a receivable may not be realized.

Operating Cost Reimbursements

The Company generally bills tenants for operating cost reimbursements, either directly or through investments in joint ventures, on a monthly basis at amounts estimated largely based on actual prior period activity, the current year budget and the respective lease terms. Such billings are generally adjusted on an annual basis to reflect reimbursements owed to the landlord based on the actual costs incurred during the period and the respective lease terms. Financial difficulties encountered by tenants may result in receivables not being realized.

Real Estate

Management continually monitors events and changes in circumstances indicating that the carrying amounts of the real estate assets in which the Company has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When such events or changes in circumstances are present, management assesses the potential impairment by comparing the fair market value of the asset, estimated at an amount equal to the future undiscounted operating cash flows expected to be generated from tenants over the life of the asset and from its eventual disposition, to the carrying value of the asset. In the event that the carrying amount exceeds the estimated fair market value, the Company would recognize an impairment loss in the amount required to adjust the carrying amount of the asset to its estimated fair market value. Neither the Company nor its joint ventures have recognized impairment losses on real estate assets to date.

Deferred Project Costs

The Company records acquisition and advisory fees and acquisition expenses payable to Wells Capital, Inc. (the “Advisor”) by capitalizing deferred project costs and reimbursing the Advisor in an amount equal to 3.5% of cumulative capital raised to date. As the Company invests its capital proceeds, deferred project costs are applied to real estate assets, either directly or through contributions to joint ventures, and depreciated over the useful lives of the respective real estate assets. Acquisition and advisory fees and acquisition expenses paid as of September 30, 2002, amounted to $63.3 million and represented approximately 3.5% of capital contributions received. These fees are allocated to specific properties as they are purchased or developed and are included in capitalized assets of the joint venture, or real estate assets. Deferred project costs at September 30, 2002 and December 31, 2001, represent fees paid, but not yet applied to properties.

Deferred Offering Costs

The Advisor expects to continue to fund 100% of the organization and offering costs and recognize related expenses, to the extent that such costs exceed 3% of cumulative capital raised, on behalf of the Company. Organization and offering costs include items such as legal and accounting fees, marketing and promotional costs, and printing costs, and specifically exclude sales costs and underwriting commissions. The Company records offering costs by accruing deferred offering costs, with an offsetting liability included in due to affiliates, at an amount equal to the lesser of 3% of cumulative capital raised to date or actual costs incurred from third-parties less reimbursements paid to the Advisor. As equity is raised, the Company reverses the deferred offering costs accrual and recognizes a charge to stockholders’ equity upon reimbursing the Advisor. As of September 30, 2002, the Advisor had paid organization and offering expenses on behalf of the Company in an aggregate amount of $34.2 million, of which the Advisor had been reimbursed $29.7 million, which did not exceed the 3% limitation. Deferred offering costs in the accompanying balance sheet represent costs incurred by the Advisor which will be reimbursed by the Company.

(d) Distribution Policy

The Company will make distributions each taxable year (not including a return of capital for federal income tax purposes) equal to at least 90% of its real estate investment trusts’ taxable income. The Company intends to make regular quarterly distributions to stockholders. Distributions will be made to those stockholders who are stockholders as of the record date selected by the Directors. The Company currently calculates quarterly dividends based on the daily record and dividend declaration dates; thus, stockholders are entitled to receive dividends immediately upon the purchase of shares.

Dividends to be distributed to the stockholders are determined by the Board of Directors and are dependent on a number of factors related to the Company, including funds available for payment of dividends, financial condition, capital expenditure requirements and annual distribution requirements in order to maintain the Company’s status as a REIT under the Code. Operating cash flows are expected to increase as additional properties are added to the Company’s investment portfolio.

(e) Income Taxes

The Company has made an election under Section 856 (C) of the Internal Revenue Code of 1986, as amended (the “Code”), to be taxed as a Real Estate Investment Trust (“REIT”) under the Code beginning with its taxable year ended December 31, 1998. As a REIT for federal income tax purposes, the Company generally will not be subject to federal income tax on income that it distributes to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will then be subject to federal income tax on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Such an event could materially adversely affect the Company’s net income and net cash available to distribute to shareholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT and intends to continue to operate in the foreseeable future in such a manner so that the Company will remain qualified as a REIT for federal income tax purposes.

(f) Employees

The Company has no direct employees. The employees of the Advisor and Wells Management Company, Inc. (Wells Management), an affiliate of the Company and the Advisor, perform a full range of real estate services including leasing and property management, accounting, asset management and investor relations for the Company. The Company has reimbursed the Advisor and Wells Management for allocated salaries, wages and other payroll related costs totaling $1.1 million and $0.4 million for the nine months ended September 30, 2002 and 2001, respectively, and $0.5 million and $0.1 million for the three months ended September 30, 2002 and 2001, respectively.

(g) Insurance

Wells Management Company, Inc., an affiliate of the Company and the Advisor, carries comprehensive liability and extended coverage with respect to all the properties owned directly or indirectly by the Company. In the opinion of management, the properties are adequately insured.

(h) Competition

The Company will experience competition for tenants from owners and managers of competing projects, which may include its affiliates. As a result, the Company may be required to provide free rent, reduced charges for tenant improvements and other inducements, all of which may have an adverse impact on results of operations. At the time the Company elects to dispose of its properties, the Company will also be in competition with sellers of similar properties to locate suitable purchasers for its properties.

(i) Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include cash and short-term investments.

(j) Basis of Presentation

Substantially all of the Company’s business is conducted through Wells OP. On December 31, 1997, Wells OP issued 20,000 limited partner units to the Advisor in exchange for a capital contribution of $200,000. The Company is the sole general partner in Wells OP; consequently, the accompanying consolidated balance sheet of the Company includes the amounts of the Company and Wells OP. The Advisor, a limited partner, is not currently receiving distributions from its investment in Wells OP.

The consolidated financial statements of the Company have been prepared in accordance with instructions to Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These quarterly statements have not been examined by independent accountants, but in the opinion of management of the Company, the statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for such periods. Results for interim periods are not necessarily indicative of full year results. For further information, refer to the financial statements and footnotes included in the Company’s Form 10-K for the year ended December 31, 2001.

2. INVESTMENT IN JOINT VENTURES

(a) Basis of Presentation

As of September 30, 2002, the Company owned interests in 17 properties in joint ventures with related entities through its ownership in Wells OP, which owns interests in seven such joint ventures. The Company does not have control over the operations of these joint ventures; however, it does exercise significant influence. Accordingly, investment in joint ventures is recorded using the equity method.

(b) Summary of Operations

The following information summarizes the operations of the unconsolidated joint ventures in which the Company, through Wells OP, had ownership interests as of September 30, 2002 and 2001, respectively. There were no additional investments in joint ventures made by the Company during the three months and nine months ended September 30, 2002.

	Total Revenues		Net Income		Wells OP’s Share of Net Income
	Three Months Ended (in thousands)		Three Months Ended (in thousands)		Three Months Ended (in thousands)
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Fund IX-X-XI-REIT Joint Venture	$1,083	$1,083	$574	$670	$21	$25
Cort Joint Venture	199	204	135	149	59	65
Fremont Joint Venture	226	227	142	142	110	110
Fund XI-XII-REIT Joint Venture	836	844	484	520	275	295
Fund XII-REIT Joint Venture	1,330	1,410	727	815	400	448
Fund VIII-IX-REIT Joint Venture	302	314	153	156	24	24
Fund XIII-REIT Joint Venture	704	306	408	155	370	135

	$4,680	$4,388	$2,623	$2,607	$1,259	$1,102

	Total Revenues		Net Income		Wells OP’s Share of Net Income
	Nine Months Ended (in thousands)		Nine Months Ended (in thousands)		Nine Months Ended (in thousands)
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Fund IX-X-XI-REIT Joint Venture	$3,310	$3,264	$1,747	$2,043	$65	$76

Cort Joint Venture	597	602	405	415	177	181
Fremont Joint Venture	678	677	419	421	325	326
Fund XI-XII-REIT Joint Venture	2,525	2,533	1,526	1,534	866	871
Fund XII-REIT Joint Venture	4,143	3,306	2,385	1,848	1,311	967
Fund VIII-IX-REIT Joint Venture	906	894	461	416	73	66

Fund XIII-REIT Joint Venture	2,108	306	1,215	155	921	135

	$14,267	$11,582	$8,158	$6,832	$3,738	$2,622

3. INVESTMENTS IN REAL ESTATE

As of September 30, 2002, the Company, through its ownership in Wells OP, owns 50 properties directly. The following describes acquisitions made directly by Wells OP during the three months ended September 30, 2002.

The ISS Atlanta Buildings

On July 1, 2002, Wells OP purchased two five-story buildings containing a total of 238,600 rentable square feet located in Atlanta, Georgia for a purchase price of $40.5 million, excluding closing costs. The ISS Atlanta Buildings were acquired by assigning to Wells OP an existing ground lease with the Development Authority of Fulton County (“Development Authority”). Fee simple title to the land upon which the ISS Atlanta Buildings are located is held by the Development Authority, which issued Development Authority of Fulton County Taxable Revenue Bonds (“Bonds”) totaling $32.5 million in connection with the construction of these buildings. The Bonds, which entitle Wells OP to certain real property tax abatement benefits, were also assigned to Wells OP at the closing. Fee title interest to the land will be transferred to Wells OP upon payment of the outstanding balance on the Bonds, either by prepayment by Wells OP or at the expiration of the ground lease on December 1, 2015.

The entire rentable area of the ISS Atlanta Buildings is leased to Internet Security Systems, Inc., a Georgia corporation (“ISS”). The ISS Atlanta lease is a net lease that commenced in November 2000 and expires in May 2013. The current annual base rent payable under the ISS Atlanta lease is approximately $4.6 million. ISS, at its option, has the right to extend the initial term of its lease for three additional five-year periods at 95% of the then-current market rental rate.

The PacifiCare San Antonio Building

On July 12, 2002, Wells OP purchased the PacifiCare San Antonio Building, a two-story office building containing 142,500 rentable square feet located in San Antonio, Texas for a purchase price of $14.7 million, excluding closing costs. The PacifiCare San Antonio Building is 100% leased to PacifiCare Health Systems, Inc. (“PacifiCare”). The PacifiCare lease is a net lease that commenced in November 2000 and expires in November 2010. The current annual base rent payable under the PacifiCare lease is approximately $1.5 million. PacifiCare, at its option, has the right to extend the initial term of its lease for three additional five-year periods. Monthly base rent for the first renewal term will be approximately $0.2 million and monthly base rent for the second and third renewal terms will be the then-current market rental rate.

The Kerr-McGee Property

On July 29, 2002, Wells OP purchased the Kerr-McGee Property, a 4.2-acre tract of land located in Houston, Harris County, Texas for a purchase price of approximately $1.7, excluding closing costs. Wells OP has entered into agreements to construct a four-story office building containing approximately 100,000 rentable square feet (the “Kerr-McGee Project”) on the Kerr-McGee Property. It is currently anticipated that the aggregate of all costs and expenses to be incurred by Wells OP with respect to the acquisition of the Kerr-McGee Property and the planning, design, development, construction and completion of the Kerr McGee Project will total approximately $15.8 million.

The entire 100,000 rentable square feet of the Kerr-McGee Project will be leased to Kerr-McGee Oil & Gas Corporation (“Kerr-McGee”), a wholly owned subsidiary of Kerr-McGee Corporation. The initial term of the Kerr-McGee lease will extend 11 years and 1 month beyond the rent commencement date. Construction on the building is scheduled to be completed by July 2003. The rent commencement date will occur no later than July 1, 2003. Kerr-McGee has the right to extend the initial term of this lease for one additional period of twenty years or the option to extend the initial term for any combination of additional periods of ten years or five years for a total additional period of not more than twenty years. The base rental rate will be 95% of the existing market rate. The initial annual base rent payable under the Kerr-McGee lease will be calculated as 10.5% of project costs.

Wells OP obtained a construction loan in the amount of $13.7 million from Bank of America, to fund the construction of a building on the Kerr-McGee Property. The loan requires monthly payments of interest only and matures on January 29, 2004. The interest rate on the loan as of August 6, 2002 was 3.80%. The Bank of America loan is secured by a first priority mortgage on the Kerr-McGee Property.

The BMG Greenville Buildings

On July 31, 2002, Wells OP purchased the BMG Greenville Buildings, two one-story office buildings containing 786,778 rentable square feet located in Duncan, Spartanburg County, South Carolina for a purchase price of $26.9 million, excluding closing costs. The BMG Greenville Buildings are leased to BMG Direct Marketing, Inc. (“BMG Marketing”) and BMG Music (“BMG Music”).

The BMG Marketing lease is a net lease that covers approximately 473,398 square feet that commenced in March 1988 and expires in March 2011. The current annual base rent payable under the BMG Marketing lease is approximately $1.4 million. BMG Marketing, at its option, has the right to extend the initial term of its lease for two consecutive ten-year periods at 95% of the then-current market rental rate.

The BMG Music lease is a net lease that covers approximately 313,380 rentable square feet that commenced in December 1987 and expires in March 2011. The current annual base rent payable under the BMG Music lease is approximately $0.8 million. BMG Music, at its option, has the right to extend the initial term of its lease for two consecutive ten-year periods at 95% of the then-current market rental rate.

The Kraft Atlanta Building

On August 1, 2002, Wells OP purchased the Kraft Atlanta Building, a one-story office building containing 87,219 rentable square feet located in Suwanee, Forsyth County, Georgia for a purchase price of approximately $11.6 million, excluding closing costs. The Kraft Atlanta Building is leased to Kraft Foods North America, Inc. (“Kraft”) and PerkinElmer Instruments, LLC (“PerkinElmer”).

The Kraft lease is a net lease that covers approximately 73,264 square feet that commenced in February 2002 and expires in January 2012. The current annual base rent payable under the Kraft lease is approximately $1.3 million. Kraft, at its option, has the right to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate. In addition, Kraft may terminate the lease (1) at the end of the third year by paying a $7.0 million termination fee, or (2) at the end of the seventh lease year by paying an approximately $1.8 million termination fee.

The PerkinElmer lease is a net lease that covers approximately 13,955 rentable square feet that commenced in December 2001 and expires in November 2016. The current annual base rent payable under the PerkinElmer lease is approximately $0.2 million. PerkinElmer, at its option, has the right to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate. In addition, PerkinElmer may terminate the lease at the end of the tenth lease year by paying a $0.3 million termination fee.

The Nokia Dallas Buildings

On August 15, 2002, Wells OP purchased the Nokia Dallas Buildings, three adjacent office buildings containing an aggregate of 604,234 rentable square feet located in Irving, Texas for an aggregate purchase price of approximately $119.6 million, excluding closing costs. The Nokia Dallas Buildings are all leased entirely to Nokia, Inc (“Nokia”) under three long-term net leases for periods of 10 years, with approximately seven to eight years remaining on such leases.

The Nokia I Building is a nine-story building containing 228,678 rentable square feet. The Nokia I Building lease fully commenced in July 1999 and expires in July 2009. The current annual base rent payable under the Nokia I Building lease is approximately $4.4 million. The Nokia II Building is a seven-story building containing 223,470 rentable square feet. The Nokia II Building lease commenced in December 2000 and expires in December 2010. The current annual base rent payable under the Nokia II Building lease is approximately $4.5 million. The Nokia III Building is a six-story building containing 152,086 rentable square feet. The Nokia III Building lease commenced in June 1999 and expires in July 2009. The current annual base rent payable under the Nokia III Building lease is approximately $3.0 million.

The Harcourt Austin Building

On August 15, 2002, Wells OP purchased the Harcourt Austin Building, a seven-story office building containing 195,230 rentable square feet located in Austin, Texas for a purchase price of $39.0 million, excluding closing costs. The Harcourt Austin Building is leased entirely to Harcourt, Inc. (“Harcout”), a wholly owned subsidiary of Harcourt General, Inc., the guarantor of the Harcourt lease. The Harcourt lease commenced in July 2001 and expires in June 2016. The current annual base rent payable under the Harcourt lease is approximately $3.4 million.

The AmeriCredit Phoenix Property

On September 12, 2002, Wells OP purchased the AmeriCredit Phoenix Property, a 14.74-acre tract of land located in Chandler, Maricopa County, Arizona for a purchase price of approximately $2.6 million, excluding closing costs. Wells OP has entered into agreements to construct a three-story office building containing approximately 153,494 rentable square feet (the “AmeriCredit Phoenix Project”) on the AmeriCredit Phoenix Property. It is currently anticipated that the aggregate of all costs and expenses to be incurred by Wells OP with respect to the acquisition of the AmeriCredit Phoenix Project and the planning, design, development, construction and completion of the AmeriCredit Phoenix Project will total approximately $24.7 million.

The entire 153,494 rentable square feet of the AmeriCredit Phoenix Project will be leased to AmeriCredit Financial Services, Inc. (“AmeriCredit”), a wholly owned subsidiary of AmeriCredit Corporation. The initial term of the AmeriCredit lease will extend 10 years and 4 month beyond the rent commencement date. Construction on the building is scheduled to be completed by August 2003. AmeriCredit has the right to extend the initial term of this lease for two additional periods of five years at 95% of the then-market rate. As an inducement for Wells OP to enter into the AmeriCredit Phoenix lease, AmeriCredit has prepaid to Wells OP the first three years of base rent at a discounted amount equal to approximately $4.8 million.

The IRS Long Island Buildings

On September 16, 2002, Wells REIT-Holtsville, NY, LLC (“REIT-Holtsville”), a Georgia limited liability company wholly-owned by Wells OP purchased the IRS Long Island Buildings, a two-story office building and a one-story daycare facility containing an aggregate 259,700 rentable square feet located in Holtsville, New York for a purchase price of approximately $51.0 million, excluding closing costs. Approximately 191,050 of the aggregate rentable square feet of the IRS Long Island Buildings (74%) is currently leased to the United States of America through the U.S. General Services Administration (“U.S.A.”) for occupancy by the IRS under three separate lease agreements for the processing & collection division of the IRS (“IRS Collection”), the compliance division of the IRS (“IRS Compliance”), and the IRS Daycare Facility. REIT-Holtsville is negotiating for the remaining 26% of the IRS Long Island Buildings to be leased by the U.S.A. on behalf of the IRS or to another suitable tenant. If REIT-Holtsville should lease this space to the U.S.A. or another suitable tenant within 18 months, REIT-Holtsville would owe the seller an additional amount of up to $14.5 million as additional purchase price for the IRS Long Island Buildings pursuant to the terms of an earnout agreement entered into between REIT-Holtsville and the seller at the closing.

The IRS Collection lease, which encompasses 128,000 rentable square feet of the IRS Office Building, commenced in August 2000 and expires in August 2005. The current annual base rent payable under the IRS Collection lease is approximately $5.0 million. The annual base rent payable under the IRS Collection lease for the remaining two years of the initial lease term will be approximately $2.8 million. The U.S.A., at its option, has the right to extend the initial term of its lease for two additional five-year periods at annual rental rates of approximately $4.2 million and $5.0 million, respectively.

The IRS Compliance lease, which encompasses 50,949 rentable square feet of the IRS Office Building, commenced in December 2001 and expires in December 2011. The annual base rent payable under the IRS Compliance lease for the initial term of the lease is approximately $1.7 million. The U.S.A., at its option, has the right to extend the initial term of its lease for one additional ten-year period at an annual rental rate of approximately $2.2 million.

The IRS Daycare Facility lease, which encompasses the entire 12,100 rentable square feet of the IRS Daycare Facility, commenced in October 1999 and expires in September 2004. The annual base rent payable under the IRS Daycare Facility lease for the initial term of the lease is approximately $0.5 million. The U.S.A., at its option, has the right to extend the initial term of its lease for two additional five-year periods at an annual rental rate of approximately $0.4 million.

The KeyBank Parsippany Building

On September 27, 2002, Wells OP purchased the KeyBank Parsippany Building, a four-story office building containing 404,515 rentable square feet located in Parsippany, New Jersey for a purchase price of approximately $101.4 million, excluding closing costs. The KeyBank Parsippany Building is leased to Key Bank U.S.A., N.A. (“KeyBank”) and Gemini Technology Services (“Gemini”).

The KeyBank lease covers 200,000 rentable square feet (49%) under a net lease that commenced in March 2001 and expires in February 2016. The current annual base rent payable under the KeyBank lease is $3.8 million. KeyBank, at its option, has the right to extend the initial term of its lease for three additional five-year periods at the then-current market rental rate.

The Gemini lease covers 204,515 rentable square feet (51%) under a gross lease that commenced in December 2000 and expires in December 2013. The current annual base rent payable under the Gemini lease is approximately $5.7 million. Gemini, at its option, has the right to extend the initial term of its lease for three additional five-year periods at a rate equal to the greater of (1) the annual rent during the final year of the initial lease term, or (2) 95% of the then-current market rental rate.

The Federal Express Colorado Springs Building

On September 27, 2002, Wells OP purchased the Federal Express Colorado Springs Building, a three-story office building containing 155,808 rentable square feet located in Colorado Springs, Colorado for a purchase price of $26.0 million, excluding closing costs. The Federal Express Colorado Springs Building is leased entirely to Federal Express Corporation (“Federal Express”). The Federal Express lease commenced in July 2001 and expires in October 2016. The current annual base rent payable under the Federal Express lease is approximately $2.2 million. Federal Express, at its option, has the right to extend the initial term of its lease for four additional five-year periods at 90% of the then-current market rental rate. In addition, Federal Express has an expansion option under its lease pursuant to which Wells OP would be required to construct an additional office building.

The EDS Des Moines Building

On September 27, 2002, Wells OP purchased the EDS Des Moines Building, a one-story office and distribution building containing 115,000 rentable square feet of office space and 290,000 rentable square feet of warehouse space located in Des Moines, Iowa for a purchase price of $26.5 million, excluding closing costs. The EDS Des Moines Building is leased entirely to EDS Information Services L.L.C. (“EDS”), a wholly-owned subsidiary of Electronic Data Systems Corporation (“EDS Corp.”). EDS Corp. is the guarantor of the EDS lease. The EDS lease commenced in May 2002 and expires in April 2012. The current annual base rent payable under the EDS lease is approximately $2.4 million. EDS, at its option, has the right to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate. In addition, EDS has an expansion option under its lease for up to an additional 100,000 rentable square feet.

The Intuit Dallas Building

On September 27, 2002, Wells OP purchased the Intuit Dallas Building, a two-story office building with a three-story wing containing 166,238 rentable square feet located in Plano, Texas for a purchase price of $26.5 million, excluding closing costs. The Intuit Dallas Building is leased entirely to Lacerte Software Corporation (“Lacerte”), a wholly-owned subsidiary of Intuit, Inc. (“Intuit”). Intuit is the guarantor of the Lacerte lease. The Lacerte lease commenced in July 2001 and expires in June 2011. The current annual base rent payable under the Lacerte lease is approximately $2.5 million. Lacerte, at its option, has the right to extend the initial term of its lease for two additional five-year periods at rental rates of $17.92 per square foot and $19.71 per square foot, respectively. In addition, Lacerte has an expansion option through November 2004 pursuant to which Wells OP would be required to purchase an additional 19 acre tract of land and to construct up to an approximately 600,000 rentable square foot building thereon.

The Allstate Indianapolis Building

On September 27, 2002, Wells OP purchased the Allstate Indianapolis Building, a one-story office building containing 89,956 rentable square feet located in Indianapolis, Indiana for a purchase price of $10.9 million, excluding closing costs. The Allstate Indianapolis Building is leased to Allstate Insurance Company (“Allstate”) and Holladay Property Services Midwest, Inc. (“Holladay”).

The Allstate lease, which covers 84,200 rentable square feet (94%), commenced in March 2002 and expires in August 2012. The current annual base rent payable under the Allstate lease is approximately $1.2 million. Allstate at its option has the right to (1) terminate the initial term of the Allstate lease at the end of the fifth lease year (August 2007) upon payment of an approximately $0.4 million fee, or (2) reduce its area of occupancy to not less than 20,256 rentable square feet, by providing written notice on or before August 2006. Allstate, at its option, has the right to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate. In addition, Allstate has a right of first refusal for the leasing of additional space in the Allstate Indianapolis Building.

Holladay is a property management company that manages the Allstate Indianapolis Building from the site. The Holladay lease, which covers 5,756 rentable square feet (6%), commenced in October 2001 and expires in September 2006. The current annual base rent payable under the Holladay lease is approximately $.07 million.

The Daimler Chrysler Dallas Building

On September 30, 2002, Wells OP purchased the Daimler Chrysler Dallas Building, a two-story office building containing 130,290 rentable square feet located in Westlake, Texas for a purchase price of $25.1 million, excluding closing costs. The Daimler Chrysler Dallas Building is leased entirely to Daimler Chrysler Services North America LLC (“Daimler Chrysler NA”). The Daimler Chrysler NA lease commenced in January 2002 and expires in December 2011. The current annual base rent payable under the Daimler Chrysler NA lease is approximately $3.2 million. Daimler Chrysler NA, at its option, has the right to extend the initial term of its lease for three additional five-year periods at 98% of the then-current market rental rate. In addition, Daimler Chrysler NA has an expansion option for up to an additional 70,000 rentable square feet and a right of first offer if Wells OP desires to sell the Daimler Chrysler Dallas Building during the term of the lease.

4. NOTE RECEIVABLE

In connection with the purchase of the TRW Denver Building on May 29, 2002, Wells OP acquired a note receivable from the building’s sole tenant, TRW, Inc., in the amount of $5.2 million. The loan was made to fund above-standard tenant improvement costs to the building. The note receivable is structured to be fully amortized over the remaining lease term, which expires September 2007, at 11% interest with TRW making monthly loan payments of $.1 million. At September 30, 2002, the principal balance of this note receivable was $5.0 million.

5. NOTES PAYABLE

At September 30, 2002, Wells OP had the following debt:

Lender	Collateral	Type of Debt	Maturity Date	Balance Outstanding (in millions)
SouthTrust	The Alstom Power Richmond Building	$7.9 million line of credit, interest at 30 day LIBOR plus 175 basis points	December 10, 2002	$7.7

SouthTrust	The PwC Building	$12.8 million line of credit, interest at 30 day LIBOR plus 175 basis points	December 10, 2002	2.1

SouthTrust	The Avnet Building and the Motorola Tempe Building	$19.0 million line of credit, interest at 30 day LIBOR plus 175 basis points	December 10, 2002	0

SouthTrust	The Cinemark Building, the Dial Building and the ASML Building	$32.4 million line of credit, interest at 30 day LIBOR plus 175 basis points	December 10, 2002	0

Bank of America	The Nissan Property	$34.2 million construction loan, interest at LIBOR plus 200 basis points	July 30, 2003	13.3

Bank of America	The Kerr McGee Property	$13.7 million construction loan, interest at LIBOR plus 200 basis points	January 29, 2004	1.0

Bank of America	The Videojet Technologies Chicago Building, the AT&T Pennsylvania Building, the Matsushita Building, the Metris Tulsa Building, the Motorola Plainfield Building and the Delphi Building	$85 million line of credit, interest at 30 day LIBOR plus 180 basis points	May 11, 2004	0

Prudential	The BMG Buildings	$8.8 million note payable, interest at 8%, principal and interest payable monthly	December 15, 2003	8.8

Prudential	The BMG Buildings	$2.9 million note payable, interest at 8.5%, interest payable monthly, principal payable upon maturity	December 15, 2003	2.9

Total				$35.8

6. INTEREST RATE SWAPS

Wells OP has entered into interest rate swap agreements with Bank of America in order to hedge its interest rate exposure on the Bank of America construction loans for the Nissan Property (the Nissan Loan) and the Kerr McGee Property (the Kerr McGee Loan). The interest rate swap agreements involve the exchange of amounts based on a fixed interest rate for amounts based on a variable interest rate over the life of the loan agreement without an exchange of the notional amount upon which the payments are based. The notional amount of both interest rate swaps is the balance outstanding on the construction loan on the payment date.

The interest rate swap for the Nissan Loan became effective January 15, 2002 and terminates on June 15, 2003. Wells OP, as the fixed rate payer, has an interest rate of 3.9%. Bank of America, the variable rate payer, pays at a rate equal to U.S. dollar LIBOR on the payment date. The result is an effective interest rate of 5.9% on the Nissan Loan.

The interest rate swap for the Kerr McGee Loan became effective September 15, 2002 and terminates on July 15, 2003. Wells OP as fixed rate payer has an interest rate of 2.27%. Bank of America, the variable rate payer, pays at a rate equal to U.S. dollar LIBOR on the payment date. The result is an effective interest rate of 4.27% on the Kerr McGee Loan.

During the nine months ended September 30, 2002, Wells OP made interest payments totaling approximately $45,221 under the terms of the interest rate swap agreements. At September 30, 2002, the estimated fair value of the interest rate swap for the Nissan Loan and the Kerr McGee Loan was $(384,855) and $(30,180), respectively. The interest rate swaps are accounted for by mark-to-market accounting on a monthly basis and are included in prepaid and other assets on the accompanying consolidated balance sheet.

On January 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 137 and No. 138 Accounting for Derivative Instruments and Hedging Activities. The effect of adopting the SFAS No. 133 did not have a material effect on the Company’s consolidated financial statements.

7. INVESTMENT IN BONDS AND OBLIGATIONS UNDER CAPITAL LEASES

In connection with the purchase of a ground leasehold interest in the Ingram Micro Distribution Facility pursuant to a Bond Real Property Lease dated December 20, 1995 (the Bond Lease), Wells OP acquired an Industrial Development Revenue Note (the Bond) dated December 20, 1995 in the principal amount of $22 million. As part of the same transaction, Wells OP also acquired a Fee Construction Mortgage Deed of Trust Assignment of Rents and Leases (the Bond Deed of Trust), also dated December 20, 1995, which was executed by the Industrial Development Board in order to secure the Bond. Beginning in 2006, the holder of the Bond Lease has the option to purchase the land underlying the Ingram Micro Distribution Facility for $100 plus satisfaction of the indebtedness evidenced by the Bond. Because Wells OP is technically subject to the obligation to pay the $22 million indebtedness evidenced by the Bond, the obligation to pay the Bond is carried on the Company’s books as a liability. However, since Wells OP is also the owner of the Bond, the Bond is also carried on the Company’s books as an asset.

As part of the transaction to acquire a ground leasehold interest in the ISS Atlanta Buildings, Wells OP was assigned Development Authority of Fulton County Taxable Revenue Bonds totaling $32.5 million, which were originally issued in connection with the development of the ISS Atlanta Buildings (the Bonds). The Bonds entitle Wells OP to certain property tax abatement benefits. Upon payment of the outstanding balance on the Bonds, on or before the expiration of the ground lease on December 1, 2015, fee title interest to the underlying land will be transferred to Wells OP. Because Wells OP is technically subject to the obligation to pay the $32.5 million indebtedness evidenced by the Bond, the obligation to pay the Bonds is carried on the Company’s books as a liability. However, since Wells OP is also the owner of the Bonds, the Bonds are also carried on the Company’s books as an asset.

8. Due to affiliates

Due to affiliates consists of amounts due to the Advisor for acquisitions and advisory fees and acquisition expenses, deferred offering costs, and other operating expenses paid on behalf of the Company. Also included in due to affiliates is the amount due to the Fund VIII-IX Joint Venture related to the Matsushita lease guarantee, which is explained in greater detail in the financial statements and footnotes included in the Company’s Form 10-K for the year ended December 31, 2001. Payments of $.6 million have been made as of September 30, 2002 toward funding the obligation under the Matsushita agreement.

9. COMMITMENTS AND CONTINGENCIES

Take Out Purchase and Escrow Agreement

An affiliate of the Advisor (“Wells Exchange”) has developed a program (the “Wells Section 1031 Program”) involving the acquisition by Wells Exchange of income-producing commercial properties and the formation of a series of single member limited liability companies for the purpose of facilitating the resale of co-tenancy interests in such real estate properties to be owned in co-tenancy arrangements with persons (“1031 Participants”) who are looking to invest the proceeds from a sale of real estate held for investment in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Code. Each of these properties will be financed by a combination of permanent first mortgage financing and interim loan financing obtained from institutional lenders.

Following the acquisition of each property, Wells Exchange will attempt to sell co-tenancy interests to 1031 Participants, the proceeds of which will be used to pay off the interim financing. In consideration for the payment of a take out fee to the Company, and following approval of the potential property acquisition by the Company’s Board of Directors, it is anticipated that Wells OP will enter into a contractual relationship providing that, in the event that Wells Exchange is unable to sell all of the co-tenancy interests in that particular property to 1031 Participants, Wells OP will purchase, at Wells Exchange’s cost, any co-tenancy interests remaining unsold at the end of the offering period. As a part of the initial transaction in the Wells Section 1031 Program, Wells OP entered into a take out purchase and escrow agreement dated April 16, 2001 providing, among other things, that Wells OP would be obligated to acquire, at Wells Exchange’s cost, any unsold co-tenancy interests in the building known as the Ford Motor Credit Complex which remained unsold at the expiration of the offering of Wells Exchange, which was extended to April 15, 2002. Wells OP was compensated for its takeout commitment in the amount of $.1 million in each of 2001 and 2002 by payment of a take out fee to Wells OP in an amount equal to 1.25% of its maximum financial obligation under the Ford Motor Credit take out purchase and escrow agreement. On April 12, 2002, Wells Exchange paid off the interim financing on the Ford Motor Credit Complex. This pay off of the loan triggered the release of Wells OP from its prior obligations under the take out purchase and escrow agreement relating to such property.

Letters of Credit

At September 30, 2002, Wells OP had three letters of credit totaling $19.2 million outstanding from financial institutions, which were not recorded in the accompanying consolidated balance sheet. These letters of credit were required by three of the Company’s tenants to ensure completion of the Company’s contractual obligations. The Company’s management does not anticipate a need to draw on these letters of credit.

Properties under Contract

At September 30, 2002, the Company had three executed contracts for the acquisition of properties totaling $82.0 million. Escrows of $1.3 million have been paid out for these properties and are included in prepaid and other assets on the accompanying consolidated balance sheet.

10. SUBSEQUENT EVENTS

Issuance of Common Stock

From October 1, 2002 through October 25, 2002, the Company has raised approximately $91.5 million through the issuance of 9.1 million shares of common stock in the Company.

Termination Agreement

Effective October 31, 2002, Arthur Andersen LLP (Andersen) and Wells OP entered into a termination agreement with respect to the lease for the three-story office building containing 157,700 rentable square feet located in Sarasota, Florida known as the Arthur Andersen Building. In consideration for releasing Andersen from its obligation to pay rent under the lease, Andersen paid Wells OP a termination fee of $979,760 and conveyed to Wells OP an approximately 1.3 acre tract of land adjacent to the property which was used for parking.

Report of Independent Auditors

Shareholders and Board of Directors
Wells Real Estate Investment Trust, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the NASA Buildings for the year ended December 31, 2001. This statement is the responsibility of the NASA Buildings’ management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the NASA Buildings’ revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the NASA Buildings for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
November 26, 2002

NASA Buildings

Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2001 and the nine months ended September 30, 2002

	2002	2001
	(Unaudited)
Revenues:
Base rent	$25,179,213	$33,637,808
Tenant reimbursements	1,703,365	2,586,032

Total revenues	26,882,578	36,223,840
Operating expenses	7,761,014	10,200,082

Revenues over certain operating expenses	$19,121,564	$26,023,758

See accompanying notes.

NASA Buildings

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2001 and the nine months ended September 30, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Real Estate Property Acquired

On November 22, 2002, Wells REIT-Independence Square, LLC (“the Company”) acquired the NASA Buildings from Southwest Market Limited Partnership (“Southwest Market”). The Company, a Georgia limited liability company, was created on November 22, 2002 by Wells Real Estate Investment Trust, Inc., a Maryland corporation, the sole member of the Company.

The two nine-story buildings contain 948,813 square feet of net rentable area and are leased to six tenants, including the National Aeronautics and Space Administration (“NASA”) and The Office of the Comptroller of the Currency (“OCC”), which occupy a total of 932,209 square feet. The remaining square footage is leased to several retail tenants under lease agreements that expire over the next eight years. NASA occupies 590,689 square feet under a gross lease (“NASA Lease”) that commenced in July 1992 and expires in July 2012. OCC occupies 341,520 square feet under a lease (“OCC Lease”) that commenced in May 1991 and expires in May 2006. Southwest Market’s interests in the NASA Lease, the OCC Lease and other retail lease agreements were assigned to the Company upon the acquisition of the NASA Buildings.

Under the NASA Lease, the tenant is required to pay, as adjusted rent, its share of increases in real estate taxes and changes in costs from the first lease year for cleaning services, supplies, materials, maintenance, trash removal, landscaping, sewer charges and certain administrative expenses attributable to occupancy. The amount of the adjustment will be computed using the Cost of Living Index. Under the OCC Lease, the tenant is required to pay, as additional rent, its share of increases in real estate taxes and changes in costs from the first lease year for, including but not limited to, cleaning services, electricity, heating, water, air conditioning and landscaping. The Company will be responsible for maintaining and repairing the NASA Buildings’ roof, foundations, common areas, electrical systems and mechanical systems.

Rental Revenues

Rental income is recognized on a straight-line basis over the terms of the leases.

2. BASIS OF ACCOUNTING

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, these statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as depreciation and interest. Therefore, these statements are not comparable to the statement of operations of the NASA Buildings after their acquisition by the Company.

NASA Buildings

Notes to Statements of Revenues Over Certain Operating Expenses
(continued)

3. FUTURE MINIMUM RENTAL COMMITMENTS

Future minimum rental commitments for the years ended December 31 are as follows:

2002	$32,856,309
2003	32,875,773
2004	32,987,740
2005	33,104,624
2006	26,008,009
Thereafter	117,928,136

$275,760,591

4. INTERIM UNAUDITED FINANCIAL INFORMATION

The statement of revenues over certain operating expenses for the nine months ended September 30, 2002 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

Report of Independent Auditors

Shareholders and Board of Directors
Wells Real Estate Investment Trust, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the Caterpillar Nashville Building for the year ended December 31, 2001. This statement is the responsibility of the Caterpillar Nashville Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the Caterpillar Nashville Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Caterpillar Nashville Building for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
November 26, 2002

Caterpillar Nashville Building

Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2001 and the nine months ended September 30, 2002

	2002	2001
	(Unaudited)
Revenues:
Base rent	$5,922,277	$7,896,370
Tenant reimbursements	357,722	379,662

Total revenues	6,279,999	8,276,032

Operating expenses	1,910,316	2,565,309

Revenues over certain operating expenses	$4,369,683	$5,710,723

See accompanying notes.

Caterpillar Nashville Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2001 and the nine months ended September 30, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Real Estate Property Acquired

On November 26, 2002, the Wells Operating Partnership, L.P. (“Wells OP”) acquired the Caterpillar Nashville Building from Highwoods/Tennessee Holdings, LP. (“Highwoods/Tennessee”). Wells OP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. As the sole general partner of Wells OP, Wells Real Estate Investment Trust, Inc. possesses full legal control and authority over the operations of Wells OP.

The 312,297 square foot 11-story Caterpillar Nashville Building is 100% leased to three tenants, Caterpillar Financial Services Corporation (“Caterpillar”), Thoughtworks, LLC (“Thoughtworks”) and Highwoods Properties, Inc. (“Highwoods”). Caterpillar currently occupies 300,901 square feet under a gross lease (“Caterpillar Lease”) that commenced in March 2000 and expires in February 2015. Thoughtworks currently occupies 6,400 square feet under a gross lease (“Thoughtworks Lease”) that commenced in May 2000 and expires in May 2005. Highwoods currently occupies 4,996 square feet under a gross lease (“Highwoods Lease”) that commenced in October 2000 and expires in September 2005. Highwoods/Tennessee’s interests in the Caterpillar Lease, Thoughtworks Lease and Highwoods Lease were assigned to Wells OP upon acquisition of the Caterpillar Nashville Building.

Under the Caterpillar Lease, the Thoughtworks Lease and the Highwoods Lease, the tenants are required to pay, as additional rent, all operating costs in excess of a $6.50 per square foot expense stop. Under the Caterpillar Lease, Caterpillar’s responsibility for increases in expenses other than insurance, taxes and utilities is capped at 4.5% annually. Furthermore, Caterpillar will reimburse the landlord a management fee equal to 4% of gross rental receipts. Wells OP will be responsible for the maintenance and repair of the structural elements of the building and the capital repairs and replacement of the roof.

Rental Revenues

Rental income is recognized on a straight-line basis over the terms of the leases.

2. BASIS OF ACCOUNTING

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, these statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as depreciation and interest. Therefore, these statements are not comparable to the statement of operations of the Caterpillar Nashville Building after its acquisition by Wells OP.

Caterpillar Nashville Building

Notes to Statements of Revenues Over Certain Operating Expenses
(continued)

3. FUTURE MINIMUM RENTAL COMMITMENTS

Future minimum rental commitments for the years ended December 31 are as follows:

2002	$7,673,511
2003	7,680,935
2004	7,688,516
2005	7,808,282
2006	7,685,012
Thereafter	64,265,433

$102,801,689

4. INTERIM UNAUDITED FINANCIAL INFORMATION

The statement of revenues over certain operating expenses for the nine months ended September 30, 2002 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUMMARY OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS

This pro forma information should be read in conjunction with the financial statements and notes of Wells Real Estate Investment Trust, Inc., a Maryland corporation (the “Wells REIT”), included in its annual report on Form 10-K for the year ended December 31, 2001 and quarterly report on Form 10-Q for the period ended September 30, 2002. In addition, this pro forma information should be read in conjunction with the financial statements and notes of certain acquired properties included in various Form 8-Ks previously filed.

The following unaudited pro forma balance sheet as of September 30, 2002 has been prepared to give effect to the fourth quarter 2002 acquisitions of the NASA Buildings by the Wells REIT and the Caterpillar Nashville Building and the Capital One Richmond Buildings by Wells OP (collectively, the “Recent Acquisitions”) as if the acquisitions occurred on September 30, 2002.

The following unaudited pro forma statement of income for the nine months ended September 30, 2002 has been prepared to give effect to the first, second and third quarter 2002 acquisitions of the Vertex Sarasota Building (formerly the Arthur Andersen Building), the Transocean Houston Building, the Novartis Atlanta Building, the Dana Corporation Buildings, the Travelers Express Denver Buildings, the Agilent Atlanta Building, the BellSouth Ft. Lauderdale Building, the Experian/TRW Buildings, the Agilent Boston Building, the TRW Denver Building, the MFS Phoenix Building, the ISS Atlanta Buildings, the PacifiCare San Antonio Building, the BMG Greenville Buildings, the Kraft Atlanta Building, the Nokia Dallas Buildings, the IRS Long Island Buildings, the KeyBank Parsippany Building, the Allstate Indianapolis Building, the Federal Express Colorado Springs Building, the EDS Des Moines Building, the Intuit Dallas Building, the Daimler Chrysler Dallas Building (collectively, the “2002 Acquisitions”) and the Recent Acquisitions as if the acquisitions occurred on January 1, 2001. The Kerr McGee Property and the AmeriCredit Phoenix Property had no operations during the nine months ended September 30, 2002.

The following unaudited pro forma statement of income for the year ended December 31, 2001 has been prepared to give effect to the 2001 acquisitions of the Comdata Building, the AmeriCredit Building, the State Street Bank Building, the IKON Buildings, the Ingram Micro Building, the Lucent Building, the ADIC Buildings, the Convergys Building, the Windy Point Buildings (collectively, the “2001 Acquisitions”), the 2002 Acquisitions and the Recent Acquisitions as if the acquisitions occurred on January 1, 2001. The Nissan Property, the Travelers Express Denver Buildings, the Kerr McGee Property, the AmeriCredit Phoenix Property and the EDS Des Moines Building had no operations during 2001.

Wells OP is a Delaware limited partnership that was organized to own and operate properties on behalf of the Wells REIT. As the sole general partner of Wells OP, the Wells REIT possesses full legal control and authority over the operations of Wells OP. Accordingly, the accounts of Wells OP are consolidated with the accompanying pro forma financial statements of Wells REIT.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions of the 2001 Acquisitions, 2002 Acquisitions and the Recent Acquisitions been consummated as of January 1, 2001.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA BALANCE SHEET

September 30, 2002

(Unaudited)

ASSETS

	Wells Real Estate Investment Trust, Inc. (f)	Pro Forma Adjustments
		Recent Acquisitions
		Other		NASA		Caterpillar Nashville		Capital One Richmond		Pro Forma Total
REAL ESTATE ASSETS, at cost:
Land	$164,190,412	$0		$34,500,000	(c)	$4,900,000	(c)	$2,855,000	(c)	$207,520,392
				1,067,468	(d)	7,512	(d)	0
Buildings, less accumulated depreciation of $47,999,655	1,171,793,037	0		314,665,776	(c)	56,861,000	(c)	25,779,345	(c)	1,578,922,438
				820,631	(d)	87,172	(e)	0
				8,915,477	(e)
Construction in progress	28,500,195	0		0		0		0		28,500,195

Total real estate assets	1,364,483,644	0		359,969,352		61,855,684		28,634,345		1,814,943,025

CASH AND CASH EQUIVALENTS	143,911,852	206,602,229	(a)	(264,165,776	)(c)	(2,312,755	)(c)	0		76,804,472
		(7,231,078	)(b)
INVESTMENT IN JOINT VENTURES	75,388,348	0		0		0		0		75,388,348
INVESTMENT IN BONDS	54,500,000	0		0		0		0		54,500,000
ACCOUNTS RECEIVABLE	12,018,601	0		0		0		0		12,018,601
DEFERRED LEASE ACQUISITION COSTS, NET	1,712,541	0		0		0		0		1,712,541
DEFERRED PROJECT COSTS	5,963,370	7,231,078	(b)	(10,803,576	)(d)	(94,684	) (d)	0		2,296,188
DEFERRED OFFERING COSTS	3,537,361	0		0		0		0		3,537,361
DUE FROM AFFILIATES	2,185,436	0		0		0		0		2,185,436
NOTE RECEIVABLE	4,965,838	0		0		0		0		4,965,838
PREPAID EXPENSES AND OTHER ASSETS, NET	2,597,110	0		0		0		37,764	(c)	2,634,874

Total assets	$1,671,264,101	$206,602,229		$85,000,000		$59,448,245		$28,672,109		$2,050,986,684

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Wells Real Estate Investment Trust, Inc. (f)	Pro Forma Adjustments
		Recent Acquisitions
						Caterpillar Nashville		Capital One Richmond		Pro Forma Total
		Other		NASA
LIABILITIES:
Accounts payable and accrued expenses	$17,538,820	$0		$0		$881,644	(c)	$0		$18,420,464
Notes payable	35,829,293	0		85,000,000	(c)	58,566,601	(c)	28,672,109	(c)	208,068,003
Obligations under capital lease	54,500,000	0		0		0		0		54,500,000
Dividends payable	10,209,306	0		0		0		0		10,209,306
Due to affiliates	4,379,745	0		0		0		0		4,379,745
Deferred rental income	7,893,930	0		0		0		0		7,893,930

Total liabilities	130,351,094	0		85,000,000		59,448,245		28,672,109		303,471,448

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST OF UNIT HOLDER IN OPERATING PARTNERSHIP	200,000	0		0		0		0		200,000

SHAREHOLDERS’ EQUITY:
Common shares, $.01 par value; 750,000,000 shares authorized, 182,608,517 shares issued and 180,891,792 outstanding at September 30, 2002	1,826,086	206,602	(a)	0		0		0		2,032,688
Additional paid-in capital	1,621,376,451	206,395,627	(a)	0		0		0		1,827,772,078
Cumulative distributions in excess of earnings	(64,907,241)	0		0		0		0		(64,907,241)
Treasury stock, at cost, 1,716,725 shares	(17,167,254)	0		0		0		0		(17,167,254)
Other comprehensive loss	(415,035)	0		0		0		0		(415,035)

Total shareholders’ equity	1,540,713,007	206,602,229		0		0		0		1,747,315,236

Total liabilities and shareholders’ equity	$1,671,264,101	$206,602,229		$85,000,000		$59,448,245		$28,672,109		$2,050,986,684

(a)	Reflects capital raised through issuance of additional shares subsequent to September 30, 2002 through Capital One Richmond acquisition date.

(b)	Reflects deferred project costs capitalized as a result of additional capital raised described in note (a) above.

(c)	Reflects Wells Real Estate Investment Trust, Inc.’s purchase price for the land, building and liabilities assumed.

(d)	Reflects deferred project costs applied to the land and building at approximately 4.07% of the cash paid for purchase.

(e)	Reflects deferred project costs applied to the land and building at approximately 4.094% of the cash paid for purchase.

(f)	Historical financial information derived from quarterly report on Form 10-Q.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

for the year ended December 31, 2001

(Unaudited)

	Wells Real Estate Investment Trust, Inc. (g)	Pro Forma Adjustments
						Recent Acquisitions
		2001 Acquisitions		2002 Acquisitions		NASA
								Caterpillar Nashville		Capital One Richmond		Pro Forma Total
REVENUES:
Rental income	$44,204,279	$11,349,076	(a)	$54,615,521	(a)	$34,603,317	(a)	$7,970,097	(a)	$2,744,112	(a)	$155,486,402
Equity in income of joint ventures	3,720,959	1,111,850	(b)	0		0		0		0		4,832,809
Interest income	1,246,064	0		0		0		0		0		1,246,064
Take out fee	137,500	0		0		0		0		0		137,500

	49,308,802	12,460,926		54,615,521		34,603,317		7,970,097		2,744,112		161,702,775

EXPENSES:
Depreciation	15,344,801	5,772,761	(c)	22,487,278	(c)	12,976,075	(c)	2,277,927	(c)	1,031,174	(c)	59,890,016
Interest	3,411,210	0		0		4,664,800	(f)	3,214,135	(f)	1,573,525	(f)	12,863,670
Operating costs, net of reimbursements	4,128,883	2,854,275	(d)	3,668,343	(d)	7,614,050	(d)	2,014,828	(d)	0		20,280,379
Management and leasing fees	2,507,188	510,708	(e)	2,250,455	(e)	0		358,654	(e)	123,485	(e)	5,750,490
General and administrative	973,785	0		0		0		0		0		973,785
Amortization of deferred financing costs	770,192	0		0		0		0		0		770,192
Legal and accounting	448,776	0		0		0		0		0		448,776

	27,584,835	9,137,744		28,406,076		25,254,925		7,865,544		2,728,184		100,977,308

NET INCOME	$21,723,967	$3,323,182		$26,209,445		$9,348,392		$104,553		$15,928		$60,725,467

EARNINGS PER SHARE, basic and diluted	$0.43											$0.30

WEIGHTED AVERAGE SHARES, basic and diluted	50,520,853											201,302,216

(a)	Rental income is recognized on a straight-line basis.

(b)
Reflects Wells Real Estate Investment Trust, Inc.’s equity in income of Wells XII-REIT Joint Venture related to the acquisition of the Comdata Building and equity in income of Wells XIII-REIT Joint Venture related to the acquisition of the AmeriCredit Building and the ADIC Buildings.

(c)	Depreciation expense on the buildings is recognized using the straight-line method and a 25-year life.

(d)	Consists of operating expenses, net of reimbursements.

(e)	Management and leasing fees are calculated at 4.5% of rental income.

(f)	Represents interest expense on lines of credit used to acquire the properties, which bear interest at approximately 5.488% for the year ended December 31, 2001.

(g)	Historical financial information derived from annual report on Form 10-K.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

for the nine months ended September 30, 2002

(Unaudited)

	Wells Real Estate Investment Trust, Inc. (f)	Pro Forma Adjustments
				Recent Acquisitions
		2002 Acquisitions		NASA		Caterpillar Nashville		Capital One Richmond		Pro Forma Total
REVENUES:
Rental income	$66,120,992	$42,103,180	(a)	$25,903,344	(a)	$5,977,573	(a)	$2,058,084	(a)	$142,163,173
Equity in income of joint ventures	3,738,045	0		0		0		0		3,738,045
Interest income	4,547,040	0		0		0		0		4,547,040
Take out fee	134,666	0		0		0		0		134,666

	74,540,743	42,103,180		25,903,344		5,977,573		2,058,084		150,582,924

EXPENSES:
Depreciation	23,185,201	15,039,449	(b)	9,732,057	(b)	1,708,445	(b)	773,380	(b)	50,438,532
Interest	1,478,333	0		2,620,763	(e)	1,805,755	(e)	884,033	(e)	6,788,884
Operating costs, net of reimbursements	4,254,882	3,410,341	(c)	6,057,649	(c)	1,412,091	(c)	0		15,134,963
Management and leasing fees	3,348,210	1,697,775	(d)	0		268,991	(d)	92,614	(d)	5,407,590
General and administrative	1,866,042	0		0		0		0		1,866,042
Amortization of deferred financing costs	586,822	0		0		0		0		586,822

	34,719,490	20,147,565		18,410,469		5,195,282		1,750,027		80,222,833

NET INCOME	$39,821,253	$21,955,615		$7,492,875		$782,291		$308,057		$70,360,091

EARNINGS PER SHARE, basic and diluted	$0.31									$0.35

WEIGHTED AVERAGE SHARES, basic and diluted	128,541,432									201,302,216

(a)	Rental income is recognized on a straight-line basis.

(b)	Depreciation expense on the buildings is recognized using the straight-line method and a 25-year life.

(c)	Consists of operating expenses, net of reimbursements.

(d)	Management and leasing fees are calculated at 4.5% of rental income.

(e)	Represents interest expense on lines of credit used to acquire the properties, which bear interest at approximately 4.111% for the nine months ended September 30, 2002.

(f)	Historical financial information derived from quarterly report on Form 10-Q.

The accompanying notes are an integral part of this statement.